Exhibit 99.2

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, our reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with our audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 19 July 2019, we announced the agreement to divest Carlton & United Breweries (“CUB” or “Australian operations”), our Australian subsidiary, to Asahi Group Holdings, Ltd. (“Asahi”) for a transaction value of 16 billion AUD on a cash free/debt free basis. As part of this transaction, we will grant Asahi rights to commercialize the portfolio of AB InBev’s global and international brands in Australia. The results of the Australian operations will be presented as part of “Results from discontinued operations” until the completion of the disposal.

On 30 September 2019, we successfully completed the listing of a minority stake of our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (Budweiser APAC), on the Hong Kong Stock Exchange for 5 750m US dollar (including the over-allotment option). By doing so, we created a superior regional champion in the consumer goods space, positioned to expand across the fastest growing markets in the Asia Pacific region with best-in-class talent and an unmatched portfolio of local, international and global brands. We also believe a local listing of Budweiser APAC provides an attractive platform for potential M&A in the region. Following the full exercise of the over-allotment option on 3 October 2019, we control 87.22% of the issued share capital of Budweiser APAC. We used the net IPO proceeds to redeem the outstanding principal amount of certain notes.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

We have restated our 2018 results considering (i) the new company organizational structure effective 1 January 2019, (ii) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (iii) the classification of our Australian business as discontinued operations, as detailed below:

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Effective 1 January 2019, we reorganized our regional reporting structure. Our results are now reported under the following five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. We continue to separately report the results of Global Export and Holding Companies, which includes our global headquarters and the export businesses which have not been allocated to the regions. The key changes in the company’s structure are as follows: (i) the new Middle Americas region combined the former Latin America West region with the Dominican Republic, Panama, Costa Rica, Guatemala and the Caribbean, which were previously reported in Latin America North region and (ii) the new South America region combined the former Latin America South region with Brazil, which was previously reported in Latin America North region. Our five geographic regions plus our Global Export and Holding Companies comprise our six segments for all financial reporting purposes.

●

Effective 1 January 2019, IFRS 16 Leases replaced the previous lease accounting requirements and introduced significant changes to lessee accounting. It requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date, together with a different recognition of lease costs. We have chosen the full retrospective application of IFRS 16 and, consequently, we have restated the financial information for 2018.

●

Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Consequently, the 2018 consolidated results have been restated as if the classification had been applied as of 1 January 2018 to exclude the results of the Australian operations.

Accordingly, the profit, cash flow and balance sheet are presented as reported in 2018, adjusted to reflect (i) the new company organizational structure, (ii) the impact of adoption of IFRS 16 under the full retrospective application and (iii) the classification of Carlton & United Breweries as discontinued operations. This presentation is referred to as “2018 restated”. As a result, all the presentations of our underlying performance and organic growth figures do not reflect the results of the Australian operations.

The tables in this management report provide the segment information per region for the period ended 31 December 2019 and 2018 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2019	%	2018 restated	%

Revenue[1]	52 329	100%	53 041	100%
Cost of sales	(20 362)	39%	(19 933)	38%

Gross profit	31 967	61%	33 108	62%
SG&A	(16 421)	31%	(16 807)	32%
Other operating income/(expenses)	875	2%	805	2%

Normalized profit from operations (Normalized EBIT)	16 421	31%	17 107	32%
Non-recurring items	(323)	1%	(692)	1%

Profit from operations (EBIT)	16 098	31%	16 414	31%

Depreciation, amortization and impairment	4 657	9%	4 624	9%
Normalized EBITDA	21 078	40%	21 732	41%
EBITDA	20 755	40%	21 038	40%

Normalized profit attributable to equity holders of AB InBev	8 086	15%	6 248	13%
Profit from continuing operations attributable to equity holders of AB InBev	8 748	17%	3 839	7%
Profit from discontinued operations attributable to equity holders of AB InBev	424	1%	531	1%
Profit attributable to equity holders of AB InBev	9 171	18%	4 370	8%

Million US dollar	2019	2018 restated

Operating activities
Profit from continuing operations	9 990	5 157
Interest, taxes and non-cash items included in profit	11 029	16 070
Cash flow from operating activities before changes in working capital and use of provisions	21 019	21 227

Change in working capital	(5)	477
Pension contributions and use of provisions	(715)	(487)
Interest and taxes (paid)/received	(7 063)	(7 177)
Dividends received	160	141
Cash flow from operating activities	13 396	14 181

Investing activities
Net capex	(4 854)	(4 568)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(252)	173
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(9)	1 296
Net of tax proceeds from SAB transaction-related divestitures	-	(430)
Other	42	(328)
Cash flow from investing activities	(5 073)	(3 857)

Financing activities
Dividends paid	(5 015)	(7 761)
Net (payments on)/proceeds from borrowings	(8 008)	(4 707)
Proceeds from public offering of minority stake in Budweiser APAC	5 575	-
Payment of lease liabilities	(441)	(423)
Other (including purchase of non-controlling interests)	(623)	(1 436)
Cash flow from financing activities	(8 512)	(14 327)

Net increase/(decrease) in cash and cash equivalents on continuing operations	(189)	(4 003)
Net increase/(decrease) in cash and cash equivalents on discontinued operations	539	755

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

The tables in this management report provide the segment information per region for the period ended 31 December 2019 and 2018 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of our underlying performance, we are presenting in this management report the 2018 restated consolidated volumes and results up to Normalized EBIT. As such, these financials are included in the organic growth calculation. The profit, cash flow and balance sheet are presented as reported in 2018, adjusted to reflect (i) the new company organizational structure effective 1 January 2019, (ii) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (iii) the classification of our Australian business as discontinued operations.

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables below provide a summary of our performance for the period ended 31 December 2019 and 2018 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	559 819	(4 601)	-	6 209	561 427	1.1%
Revenue	53 041	(316)	(2 664)	2 268	52 329	4.3%
Cost of sales	(19 933)	14	1 030	(1 474)	(20 362)	(7.4)%
Gross profit	33 108	(302)	(1 634)	794	31 967	2.4%
SG&A	(16 807)	157	829	(599)	(16 421)	(3.6)%
Other operating income/(expenses)	805	8	(37)	100	875	12.2%
Normalized EBIT	17 107	(137)	(843)	295	16 421	1.7%
Normalized EBITDA	21 732	(109)	(1 123)	578	21 078	2.7%
Normalized EBITDA margin	41.0%				40.3%	(65) bps

In 2019, we delivered normalized EBITDA growth of 2.7%, while our normalized EBITDA margin decreased 65 bps, reaching 40.3%.

Consolidated volumes grew 1.1%, with own beer volumes growing 0.8% and non-beer volumes increasing 4.8%.

Consolidated revenue grew 4.3% to 52 329m US dollar, with revenue per hectoliter increasing 3.1%. Combined revenues of our three global brands, Budweiser, Stella Artois and Corona grew 5.2% and 8.0% outside of their respective home markets.

Consolidated Cost of Sales (CoS) increased 7.4%, or 5.9% on a per hectoliter basis.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2018 restated	Scope	Organic growth	2019	Organic growth %

North America	110 726	50	(2 643)	108 133	(2.4)%
Middle Americas	128 803	(153)	4 888	133 538	3.8%
South America	135 618	188	3 858	139 664	2.8%
EMEA	87 135	(4 071)	2 825	85 888	3.4%
Asia Pacific	96 116	(134)	(2 814)	93 168	(2.9)%
Global Export and Holding Companies	1 422	(481)	95	1 036	10.1%
AB InBev Worldwide	559 819	(4 601)	6 209	561 427	1.1%

North America total volumes decreased 2.4%. In the United States, we continued to focus on our commercial strategy, putting consumers first and rebalancing our portfolio through innovation and premiumization. We estimate that the United States industry beer sales-to-retailers declined by 1.4% in 2019. Our own sales-to-retailers were down by 2.4% in 2019, while our sales-to-wholesalers were down by 2.3%. Our total market share declined an estimated 50 bps in 2019, predominantly driven by mix due to the growth of hard seltzer within the flavored malt beverage category, in which we currently under-index. The hard seltzer segment is drawing new consumers to the malt beverage category and we are increasing investment behind our brands to accelerate our growth in the segment. Bon Viv and Natural Light Seltzer are growing at a strong rate. We are confident that we can leverage our strong portfolio, coupled with our best-in-class brewing capabilities and distribution network, to accelerate our momentum in this fast-growing segment. In 2019, our market share excluding the flavored malt beverage category declined by 10 bps, an improvement in trend of 20 bps from 2018. Our above core portfolio gained 90 bps of total share in 2019, due to strong performances from Michelob Ultra, Michelob Ultra Pure Gold, our craft portfolio and our innovation pipeline. Michelob Ultra continues to grow by double-digits and is now the second largest brand in the country by retail sales, according to IRI. Michelob Ultra Pure Gold grew by triple-digits in 2019, while our craft portfolio grew by more than 20%, gaining share within the craft segment according to IRI. We estimate our innovations contributed approximately half of the total innovation volume in the industry once again this year, led by Naturdays, Michelob Ultra Infusions and Natural Light Seltzer. Our mainstream brands lost an estimated 140 bps of market share in 2019, as consumers continue to trade-up to higher price tiers. Within the mainstream segment, our market share declined by 15 bps in 2019, which compares to a 35 bps decline in 2018, a trend improvement of 20 bps. Share declines of Bud Light and Budweiser were partially offset by share gains of our value portfolio, led by the Natural Light family (excluding Natural Light Seltzer, which is not included in the mainstream segment).

In Canada, our volumes declined primarily due to a weak beer industry. Our High End Company continues to gain share of the premium segment, led by share gains from our premium import brands, including Corona and Hoegaarden, and strong volume growth from our craft portfolio. In the core segment, Bud Light grew share for the 24th consecutive year in 2019, and in the core plus segment, Michelob Ultra continued to be the fastest growing beer brand in the country.

Middle Americas total volumes increased 3.8%. In Mexico, we grew volumes by mid-single digit, ahead of the industry, resulting in continued market share gains. We delivered growth across our brand portfolio, with a particularly strong performance in the above core segment. We remain focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. Our core brands continue to grow supported by a strong innovation pipeline, consistent brand messaging and entrance into new occasions. Our premium portfolio also contributed meaningfully to top-line growth, with double-digit volume growth of the Modelo family, Michelob Ultra, Stella Artois and our local craft brand, Cucapá. In early 2019, we signed a contract with OXXO, the largest c-store chain in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. We expanded in the regions of Guadalajara and Mexico City in 2019, with our portfolio quickly reaching fair share in the 4 000+ stores in which we are now present. While the majority of our growth was driven by existing channels, our entrance into OXXO also made a meaningful contribution.

In Colombia, we had a very strong year with a healthy balance between volume and revenue per hectoliter growth, even in the context of a more competitive environment. In 2019, our total volumes grew by mid-single digits, with consistent growth in both our beer and non-beer portfolios, leading to our highest annual volume growth in Colombia since the SAB combination. We continue to successfully expand the premium segment, led by our global brand portfolio, which grew by more than 50% in 2019. At the other end of the price spectrum, we are bringing new consumers into the category through smart affordability initiatives, such as the expansion of our 1-liter returnable glass bottle sharing pack. Our local core portfolio delivered consistently strong results throughout the year, led by Aguila, which grew by double-digits and ended the year with a powerful campaign focused on responsible drinking. Our non-beer portfolio delivered mid-single digit volume growth for 2019, led by the expansion of Malta Leona and the launch of our new purpose-driven water brand, Zalva, from which the profits will contribute to the recovery of Colombian wetlands.

In Peru, our volumes declined by low single digits. In light of the challenging consumer environment, we launched a new brand called Golden, as part of our affordability strategy. Golden is brewed using ingredients with strong cultural relevance to strengthen our ties to local farming and is off to a very strong start. In Ecuador, our volumes declined by low single digits. While our global brands continued to perform well with double-digit volume growth, a softer consumer environment impacted the beer category throughout the year. In response, we are enhancing our core offerings across a variety of price points to ensure consumers have accessible options within the beer category.

South America total volumes increased 2.8%. In Brazil, our total volumes grew by 5.0%. Our beer volumes grew by 3.0% while our non-beer volumes grew by 11.2%. According to Nielsen, the beer industry grew by 2.4% and the non-beer industry grew by 2.7%. We continue to utilize a portfolio approach to win in the premium category as we can reach more consumers on more occasions through our complementary brand portfolio. In 2019, our premium portfolio grew by double-digits, led by our global brands and local premium offerings, such as Original and our craft brands. Our global brand portfolio grew by double-digits off a meaningful base, with strong performances from all three brands. Beck’s, our premium German pure malt brand, was also recently added to our portfolio. It is off to a very strong start in the regions where it has been launched. In the core plus segment, Bohemia is accelerating its momentum, delivering four consecutive quarters of triple-digit growth. Our Skol Puro Malte innovation, which was rolled out nationally in the second quarter of 2019, continues to grow at rapid pace, enabling the Skol family volumes to stabilize in the full year. Our smart affordability strategy continues to gain traction, with our regional brands Nossa, Magnífica and Legítima performing very well. Each has delivered meaningful share gains in the states in which it was lauched, and Magnifica is now the leading brand in the value segment in the state of Maranhão. These brands, offered at an accessible price point and brewed with local crops, deliver incremental volume and profitability by increasing our presence in relevant states.

In Argentina, volumes declined by mid-single digits in 2019, as we faced consumption contraction resulting from ongoing challenging macroeconomic conditions. Our premium brands performed well and gained share within the segment, led by our global brands and our local premium brand, Patagonia. Our local champion in the core plus segment, Andes Origen, grew by double-digits. Our smart affordability initiatives continue to gain traction, led by packaging innovations such as the 340ml returnable glass bottle.

EMEA total volumes increased 3.4%. Our business in South Africa delivered a mid-single digit volume growth. We continue to focus on growing the beer category and estimate we gained more than 200 bps of share of total alcohol. The premium segment, where we under-index, continues to grow faster than the total industry. We achieved our highest ever market share in this segment in 2019 as our premium brands continue to outperform, led by Corona. Our flavored malt beverages also performed very well this year, growing by double-digits, led by Brutal Fruit and Flying Fish. We have enhanced our smart affordability strategy in South Africa to ensure our portfolio includes accessible offerings for more consumers in light of the challenging macroeconomic environment.

In Europe, our volumes grew in 2019, and we estimate we gained market share on a full year basis in all of our markets, with particularly strong gains in France and the Netherlands after successful Budweiser launches. Budweiser is now our fastest growing brand in Europe. The UK continues to deliver volume-led revenue growth fueled by the continued growth of our global brands, particularly the double-digit growth of Corona. In addition, our volumes in Europe were impacted by the formation of AB InBev Efes on 30 March 2018. This impact is presented as a scope change.

In Africa excluding South Africa, volumes were lower in Tanzania and Mozambique in 2019. In Zambia and Uganda, we delivered strong volume growth. In Nigeria, we grew volumes by double-digits in 2019 as we continued to gain market share.

Asia Pacific total volumes decreased 2.9%. In China, our volume declined by 3.0% in 2019. During 2019, we estimate we gained market share in every channel. However, our overall market share declined by approximately 50 bps, resulting from channel mix shift given our position in the nightlife channel. Our super premium brands continued to grow by strong double-digits in 2019, led by Corona, Blue Girl and Hoegaarden. We estimate that Corona is the number one brand in the super premium segment. Blue Girl, which joined our portfolio in May 2019, is one of the fastest growing super premium brands with a meaningful base. Hoegaarden grew volumes significantly in 2019, as the leading and fastest growing wheat beer in China. We also continue to lead the beer category in the e-commerce channel, which grew by strong double-digits in 2019. During the Double-11 e-commerce campaign in November 2019, the largest e-commerce sales event in China, Budweiser, was the #1 brand and Corona, Hoegaarden and Harbin were also among the top five beer brands by retail sales value on both the Tmall and JD platforms. Budweiser declined by mid-single digits in 2019, driven by the softness in the nightlife channel in the second half of the year, as Budweiser is well-established as the leading brand of the nightlife occasion. Nevertheless, Budweiser remains the number one brand in the premium segment and we have made additional commercial investments to accelerate the brand’s expansion into other channels.

Our business in South Korea had a challenging year with declines in volume. This performance was primarily the result of an overall industry decline in light of weaker consumer sentiment. In late October 2019, we rolled back our price increase previously implemented in April 2019 to revitalize the beer industry during the economic downturn. Our premium portfolio continued to grow throughout the year, led by Stella Artois and Budweiser.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2019 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	559 819	(4 601)	-	6 209	561 427	1.1%
Revenue	53 041	(316)	(2 664)	2 268	52 329	4.3%
Cost of sales	(19 933)	14	1 030	(1 474)	(20 362)	(7.4)%
Gross profit	33 108	(302)	(1 634)	794	31 967	2.4%
SG&A	(16 807)	157	829	(599)	(16 421)	(3.6)%
Other operating income/(expenses)	805	8	(37)	100	875	12.2%
Normalized EBIT	17 107	(137)	(843)	295	16 421	1.7%
Normalized EBITDA	21 732	(109)	(1 123)	578	21 078	2.7%
Normalized EBITDA margin	41.0%				40.3%	(65) bps

NORTH AMERICA	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	110 726	50	-	(2 643)	108 133	(2.4)%
Revenue	15 504	8	(49)	25	15 488	0.2%
Cost of sales	(5 765)	(13)	16	(27)	(5 789)	(0.5)%
Gross profit	9 738	(5)	(32)	(2)	9 698	0.0%
SG&A	(4 413)	(9)	19	31	(4 372)	0.7%
Other operating income/(expenses)	40	-	-	(15)	26	(36.3)%
Normalized EBIT	5 365	(14)	(13)	14	5 352	0.3%
Normalized EBITDA	6 199	(12)	(15)	13	6 185	0.2%
Normalized EBITDA margin	40.0%				39.9%	2 bps

MIDDLE AMERICAS	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	128 803	(153)	-	4 888	133 538	3.8%
Revenue	11 614	(146)	(381)	824	11 912	7.2%
Cost of sales	(3 336)	(39)	108	(283)	(3 549)	(8.4)%
Gross profit	8 278	(184)	(271)	541	8 363	6.7%
SG&A	(3 176)	56	96	(24)	(3 049)	(0.8)%
Other operating income/(expenses)	88	6	(3)	30	121	31.9%
Normalized EBIT	5 189	(122)	(179)	547	5 435	10.7%
Normalized EBITDA	6 033	(127)	(207)	657	6 356	11.1%
Normalized EBITDA margin	51.9%				53.4%	188 bps

SOUTH AMERICA	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	135 618	188	-	3 858	139 664	2.8%
Revenue	10 238	11	(1 383)	924	9 790	9.0%
Cost of sales	(3 842)	26	529	(722)	(4 009)	(18.9)%
Gross profit	6 396	37	(855)	203	5 781	3.2%
SG&A	(2 976)	43	401	(259)	(2 791)	(8.9)%
Other operating income/(expenses)	267	(6)	(13)	(47)	201	(18.1)%
Normalized EBIT	3 688	73	(467)	(104)	3 190	(2.8)%
Normalized EBITDA	4 696	82	(614)	(18)	4 145	(0.4)%
Normalized EBITDA margin	45.9%				42.3%	(403) bps

EMEA	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	87 135	(4 071)	-	2 825	85 888	3.4%
Revenue	8 368	(209)	(528)	280	7 911	3.4%
Cost of sales	(3 473)	100	224	(357)	(3 506)	(10.6)%
Gross profit	4 894	(110)	(304)	(76)	4 404	(1.6)%
SG&A	(2 878)	57	183	(224)	(2 862)	(8.0)%
Other operating income/(expenses)	232	14	(14)	32	264	13.0%
Normalized EBIT	2 248	(39)	(135)	(268)	1 807	(12.1)%
Normalized EBITDA	3 184	(36)	(196)	(171)	2 781	(5.4)%
Normalized EBITDA margin	38.1%				35.2%	(332) bps

ASIA PACIFIC	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	96 116	(134)	-	(2 814)	93 168	(2.9)%
Revenue	6 735	(8)	(314)	130	6 544	1.9%
Cost of sales	(3 098)	3	137	40	(2 919)	1.3%
Gross profit	3 637	(5)	(176)	170	3 625	4.7%
SG&A	(2 347)	17	108	6	(2 216)	0.2%
Other operating income/(expenses)	154	-	(12)	88	230	57.1%
Normalized EBIT	1 444	12	(80)	263	1 639	18.0%
Normalized EBITDA	2 178	12	(110)	208	2 287	9.5%
Normalized EBITDA margin	32.3%				35.0%	241 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2018 restated	Scope	Currency translation	Organic growth	2019	Organic growth %

Volumes	1 422	(481)	-	95	1 036	10.1%
Revenue	582	28	(8)	84	685	14.2%
Cost of sales	(418)	(62)	15	(125)	(590)	(27.1)%
Gross profit	164	(34)	6	(41)	95	(31.5)%
SG&A	(1 016)	(6)	21	(129)	(1 131)	(12.7)%
Other operating income/(expenses)	25	(6)	4	12	35	48.2%
Normalized EBIT	(827)	(46)	30	(158)	(1 001)	(18.3)%
Normalized EBITDA	(558)	(26)	20	(111)	(676)	(19.1)%

REVENUE

Our consolidated revenue grew by 4.3% to 52 329m US dollar with revenue per hectoliter growth of 3.1% driven by global premiumization and revenue management initiatives, although revenue per hectoliter growth decelerated as a result of advances in our smart affordability strategy.

COST OF SALES

Our cost of Sales (CoS) increased by 7.4% or 5.9% on a per hectoliter basis driven by significant commodity and transactional currency headwinds.

OPERATING EXPENSES

Our total operating expenses increased 3.1% in 2019:

●	Selling, General & Administrative Expenses (SG&A) increased by 3.6% in 2019 in line with our revenue growth but slightly below inflation.

●	Other operating income increased 12.2% in 2019 driven by higher gains on disposal of property, plant and equipment and intangible assets.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 2.7% organically to 21 078m US dollar, with an EBITDA margin of 40.3%, and an organic decrease of 65 bps.

●	North America EBITDA increased 0.2% to 6 185m US dollar, with a margin enhancement of 2 bps to 39.9% driven by positive brand mix and ongoing cost efficiencies.

●

Middle Americas EBITDA increased 11.1% to 6 356m US dollar, with a margin enhancement of 188 bps to 53.4% driven by the strong top-line performance, continued cost discipline and additional capacity in Mexico, which drove efficiencies across our entire supply chain.

●

South America EBITDA decreased 0.4% to 4 145m US dollar, with a margin contraction of 403 bps to 42.3%, mainly driven by higher CoS resulting from commodity prices and the devaluation of transactional currency, and by the increased weight of one-way bottles and aluminum cans in our package mix, as we aim to meet consumer needs across increasingly diversified and more premium occasions.

●

EMEA EBITDA decreased 5.4% to 2 781m US dollar, with a margin contraction of 332 bps to 35.2%, mainly driven by top-line growth more than offset by higher CoS per hectoliter, significant increases in marketing investments behind our growing premium brand portfolio and on-trade programs in South Africa and investments behind new brand launches and the impact of route to market changes across Europe.

●

Asia Pacific EBITDA increased 9.5% to 2 287m US dollar, with a margin expansion of 241 bps to 35.0%, mainly driven by strong brand mix, ongoing cost discipline and localization initiatives that helped to offset the declines in the nightlife channel, one of our most profitable channels in China.

●	Global Export and Holding Companies EBITDA of (676)m US dollar in the period ended 31 December 2019 (2018: (558)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2019	2018 restated

Profit attributable to equity holders of AB InBev		9 171	4 370
Non-controlling interest		1 243	1 318
Profit of the period		10 414	5 688
Profit from discontinued operations	22	(424)	(531)
Profit from continuing operations		9 990	5 157
Income tax expense	12	2 786	2 585
Share of result of associates	16	(152)	(153)
Non-recurring net finance cost/(income)	11	(882)	1 982
Net finance cost	11	4 355	6 844
Non-recurring items above EBIT (including non-recurring impairment)	8	323	692
Normalized EBIT		16 421	17 107
Depreciation, amortization and impairment (excluding non-recurring impairment)	10	4 657	4 624
Normalized EBITDA		21 078	21 732

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the year ended 31 December 2019 and 31 December 2018:

	2019	2018 restated

US dollar	30.2%	29.7%
Brazilian real	14.1%	14.0%
Chinese yuan	9.1%	8.9%
Mexican peso	9.0%	8.3%
Euro	6.1%	6.2%
Colombian peso	4.2%	4.4%
South African rand	4.1%	4.2%
Canadian dollar	3.4%	3.5%
Peruvian peso	3.1%	3.0%
South Korean won	2.5%	3.0%
Argentinean peso[1]	2.3%	2.7%
Pound sterling	2.3%	2.2%
Dominican peso	1.9%	1.7%
Other	7.7%	8.2%

1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

The following table sets forth the percentage of our normalized EBITDA realized by currency for the year ended 31 December 2019 and 31 December 2018:

	2019	2018 restated

US dollar	30.3%	27.9%
Brazilian real	14.5%	16.0%
Mexican peso	11.5%	10.0%
Chinese yuan	8.0%	6.5%
Euro	6.8%	8.5%
Colombian peso	5.3%	5.9%
Peruvian peso	4.6%	4.3%
South African rand	3.6%	4.3%
Argentinean peso[1]	2.6%	3.2%
Canadian dollar	2.6%	2.7%
Dominican peso	2.5%	1.9%
South Korean won	2.1%	2.6%
Pound sterling	0.3%	0.4%
Other	5.3%	5.8%

In 2019, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 2 664m US dollar on our revenue (2018: negative impact of 1 823m US dollar), of 1 123m US dollar on our normalized EBITDA (2018: negative impact of 955m US dollar) and of 843m US dollar on our normalized EBIT (2018: negative impact of 823m US dollar).

Our profit from continuing operations (after tax) has been negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, for 582m US dollar (2018: negative impact of 684m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 527m US dollar or 0.27 US dollar per share (2018: negative impact of 505m US dollar or 0.26 US dollar per share).

The impact of the fluctuation of the foreign currencies on our net debt amounted to 444m US dollar (decrease of net debt) in 2019, as compared to an impact of 932m US dollar (decrease of net debt) in 2018. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 1 143m US dollar (increase of equity), as compared to an impact of 7 374m US dollar (decrease of equity) in 2018.

PROFIT

Normalized profit attributable to our equity holders was 8 086m US dollar (normalized EPS 4.08 US dollar) in 2019, compared to 6 248m US dollar (normalized EPS 3.16 US dollar) in 2018 (see Note 23 Changes in equity and earnings per share to the consolidated financial statements for more details). Profit attributable to our equity holders for 2019 was 9 171m US dollar, compared to 4 370m US dollar for 2018 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 4 355m US dollar in 2019 compared to 6 844m US dollar in 2018. This decrease was primarily due to mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a gain of 898m USD dollar in 2019, compared to a loss of 1 774m USD dollar in 2018.

●

Non-recurring net finance income: 882m US dollar income in 2019 compared to (1 982)m US dollar cost in 2018. Non-recurring net finance income in 2019 include mark-to-market gains of 878m US dollar (2018: (1 722)m US dollar loss) on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, and 4m US dollar gain (2018: (260)m US dollar loss) resulting from the early termination of certain bonds, income related to the reduction of deferred considerations on acquisitions and foreign exchange translation gains on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans. This impact was partially offset by non-recurring finance cost in relation to the write-off on our investment in Delta Corporation Ltd following the entry of Zimbabwe in a hyperinflation economy and interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization.

●

Income tax expense: 2 786m US dollar in 2019 with an effective tax rate of 22.1% compared to 2 585m US dollar in 2018 with an effective tax rate of 34.1%. The decrease in the effective tax rate is mainly due to non-taxable gains from derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The normalized effective tax rate was 23.0% in 2019 compared to 27.5% in 2018. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 24.9% in 2019 compared to 23.4% in 2018.

●	Profit attributable to non-controlling interest: 1 243m US dollar in 2019 compared to 1 318m US dollar in 2018.

●

Profit from discontinued operations: 424m US dollar in 2019 compared to 531m US dollar in 2018 relate to the results of our Australian business classified as discontinued operations following the announced disposal to Asahi.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2019	2018 restated
Cash flow from operating activities	13 396	14 181
Cash flow from investing activities	(5 073)	(3 857)
Cash flow from financing activities	(8 512)	(14 327)
Net increase/(decrease) in cash and cash equivalents on continuing operations	(189)	(4 003)

Cash flow from operating activities

Million US dollar	2019	2018 restated
Profit from continuing operations	9 990	5 157
Interest, taxes and non-cash items included in profit	11 029	16 070
Cash flow from operating activities before changes in working capital and use of provisions	21 019	21 227
Change in working capital	(5)	477
Pension contributions and use of provisions	(715)	(487)
Interest and taxes (paid)/received	(7 063)	(7 177)
Dividends received	160	141
Cash flow from operating activities on continuing operations	13 396	14 181

Our cash flow from operating activities on continuing operations reached 13 396m US dollar in 2019 compared to 14 181m US dollar in 2018. This decrease mainly results from lower changes in working capital and higher use of provisions in 2019 compared to 2018. The increased use of provisions was mainly driven by 226m US dollar payment in 2019 in relation to the European Commission investigation announced in 2018 – see also Note 27 Provisions.

Cash flow from investing activities

Million US dollar	2019	2018 restated
Net capex	(4 854)	(4 568)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(252)	173
Proceeds from the sale/(acquisition) of investment in short-term debt securities	(9)	1 296
Net of tax proceeds from SAB transaction-related divestitures	-	(430)
Other	42	(328)
Cash flow from investing activities on continuing operations	(5 073)	(3 857)

Our cash flow used in investing activities from continuing operations was 5 073m US dollar in 2019 as compared to a cash outflow of 3 857m US dollar in 2018. The increase in the cash outflow from investing activities was mainly due to lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures which were not repeated in 2019.

Our net capital expenditures amounted to 4 854m US dollar in 2019 and 4 568m US dollar in 2018. Out of the total 2019 capital expenditures approximately 42% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2019	2018 restated
Dividends paid	(5 015)	(7 761)
Net (payments on)/proceeds from borrowings	(8 008)	(4 707)
Proceeds from public offering of minority stake in Budweiser APAC	5 575	-
Payment of lease liabilities	(441)	(423)
Other (including purchase of non-controlling interests)	(623)	(1 436)
Cash flow from financing activities on continuing operations	(8 512)	(14 327)

Our cash outflow from financing activities on continuing operations amounted to 8 512m US dollar in 2019, as compared to a cash outflow of 14 327m US dollar in 2018. The net proceeds of 5 575m US dollar from the listing of a minority stake of our Asia Pacific business (Budweiser APAC) were used to repay debt.

As of 31 December 2019, we had total liquidity of 16 260m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 7 260m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s continuing operation.

Net increase in our cash flow from discontinued operations amounted to 539m US dollar in 2019 compared to 755m US dollar in 2018.

CAPITAL RESOURCES AND EQUITY

Our net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 95.5 billion US dollar as of 31 December 2019 as compared to 104.2 billion US dollar as of 31 December 2018. When adjusted for the proceeds expected to be received from the divestment of the Australian operations, our net debt would be 84.6 billion US dollar as of 31 December 2019.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging.

Aside from operating results net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (7.1 billion US dollar), the settlement of derivatives (0.8 billion US dollar increase of net debt), dividend payments to AB InBev shareholders of AB InBev and Ambev (5.0 billion US dollar) and the net proceeds of the IPO of our Asia Pacific subsidiary of AB InBev (5.6 billion US dollar).

Net debt to normalized EBITDA decreased from 4.6x for the 12-month period ending 31 December 2018 (on a Restated base) to 4.0x for the 12-month period ending 31 December 2019 when accounting for the proceeds expected to be received from the divestment of the Australian operations, while excluding the last 12-month EBITDA from the Australian operations.

Consolidated equity attributable to our equity holders as at 31 December 2019 was 75 722m US dollar, compared to 64 485m US dollar as at 31 December 2018. The combined effect of the strengthening of mainly the closing rates of Mexican pesos, South African rand, Canadian dollar and weakening of Euro and Brazilian real resulted in a foreign exchange translation adjustment of 1 143m US dollar (increase of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

As of 31 December 2019, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Research and development

Given our focus on innovation, we place a high value on research and development. In 2019, we spent 291m US dollar in research and development (2018: 276m US dollar). The spent focused on product innovations, market research, as well as process optimization and product development.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our research and development efforts.

Research and development in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Knowledge management and learning is also an integral part of research and development. We seek to continuously increase our knowledge through collaborations with universities and other industries.

Our research and development team is briefed annually on the company’s and the business regions’ priorities and approves concepts which are subsequently prioritized for development. The research & development teams invest in both short and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis, or otherwise. These could result in reduced consumption or sales prices of AB InBev’s products, which in turn could result in lower revenue and reduced profit. AB InBev’s financial condition and results of operations, as well as AB InBev’s future prospects, would likely be hindered by an economic downturn in any of its key markets. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of AB InBev’s products, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, who could engage in practices that harm AB InBev’s reputation as consumers look to AB InBev for the quality and availability of its products, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if the subsidiary brings a legal claim for an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations which it may otherwise consider.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Labatt, the Canadian subsidiary of AB InBev’s subsidiary Ambev, and Tilray have a joint venture not only to research non-alcohol beverages containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), both derived from cannabis, but also to commercialize a non-alcohol CBD beverage in Canada only. This joint venture could lead to increased legal, reputational and financial risks as the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices. Also, public concern about beer, alcohol beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcohol beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev´s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2019 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government.

As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

Risks arising from financial instruments

Note 29 of the 2019 consolidated financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 35 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING OF ANHEUSER-BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2019

We present to you our statutory auditor’s report in the context of our statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting d.d. 24 April 2019, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works’ council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2021. We have performed the statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA for one year.

Report on the consolidated financial statements

Unqualified opinion

We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2019, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterised by a consolidated statement of financial position total of USD 236 648 million and a profit for the year of USD 10 414 million.

In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis far unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing (ISAs) as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence.

We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How our audit addressed the key audit matter

Goodwill and intangible assets with indefinite useful life – impairment testing

As described in Notes 3,14 and 15 to the consolidated financial statements, the Company has recorded goodwill and intangible assets with indefinite useful life for an amount of USD 168 783 million as of 31 December 2019, which represents 71 % of the consolidated statement of financial position as of that date. An annual impairment is conducted by management, in accordance with IAS 36, in which management applies a discounted free cash flow approach based on current acquisition valuation models for its cash-generating units showing a high invested capital to EBITDA multiple, and valuation multiples for its other cash-generating units. The Company uses a Strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. Management’s cash flow projections include significant judgments and assumptions, such as weighted average cost of capital and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and intangible assets with indefinite useful life is a key audit matter are the following:

(i)  the high degree of auditor judgment and subjectivity in applying procedures relating to the valuation of the cash-generating-units due to the significant amount of judgment by management when developing this estimate,

(ii)   the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures and

(iii)  the significant audit effort necessary in evaluating the significant assumptions relating to the estimate, such as weighted average cost of capital and the terminal growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived asset impairment testing, including controls over the identification and valuation of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the models; and evaluating the significant assumptions used by management, such as weighted average cost of capital and the terminal growth rate.

Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iv) analysis of sensitivities in the Company’s discounted cash flow model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including weighted average cost of capital and the terminal growth rate.

Key Audit Matter	How our audit addressed the key audit matter

Uncertain tax positions

As described in Notes 4 and 32 to the consolidated financial statements, significant judgment by management is required in determining the worldwide provision for income tax. The estimate of the Company’s tax liabilities relating to uncertain tax positions requires management to assess uncertainties and to make judgments about the application of complex tax laws and regulations. The Company operates on a global basis and, as management has further disclosed, investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.

The principal considerations for our determination that uncertain tax positions is a key audit matter are the following:

(i)  the high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including a high degree of estimation uncertainty relative to the numerous and complex tax laws, frequency of tax audits, and the considerable time to conclude investigations and negotiations with local tax authorities as a result of such audits,

(ii)   the involvement of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, including intercompany agreements, international, federal, and state filing positions, and the related final tax returns; (ii) testing the calculation of the income tax provision by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes thereof; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

Emphasis of matter - Change in accounting principle

As described in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified in respect of this matter.

Other matter - Predecessor auditor

The Company’s consolidated financial statements for the year ended 31 December 2018 were audited by another auditor who expressed an unqualified opinion on these consolidated financial statements in his report dated 27 February 2019.

Responsibilities of the board of directors for the preparation of the consolidated financial statements

The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Statutory auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Company’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

●   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors;

●   Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;

●   Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

●   Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the board of directors

The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements.

Statutory auditor’s responsibilities

In the context of our mandate and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report on the consolidated financial statements and to report on these matters.

Aspects related to the directors’ report on the consolidated financial statements

In our opinion, after having perfumed specific procedures in relation to the directors’ report on the consolidated financial statements, this report is consistent with the consolidated financial statements for the year under audit, and it is prepared in accordance with article 3:32 of the Companies, and Associations’ Code.

In the context of our audit of The consolidated Financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether The directors’ report is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you.

The non-financial information requited by virtue of article 3:32, §2 of The Companies’ and Associations, Code is included in the directors’ report on the consolidated financial statements. The Company has prepared the non-financial information, based on the reference framework Global Reporting Initiative (GRI) Standards and relevant United Nations Sustainable Development Goals.

However, in accordance with article 3:80, §1,5[o] of the Companies’ and Associations’ Code, we do not express an opinion as to whether the non-financial information has been prepared in accordance with the said framework as disclosed in the consolidated financial statements.

Statement related to independence

●   Our registered audit firm and our network did not provide Services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate.

●   The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies’ and Associations’ Code are correctly disclosed and itemized in the notes to the consolidated financial statements.

Other statements

This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N° 537/2014.

Sint-Stevens-Woluwe, 27 February 2020

The statutory auditor

PwC Reviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV

Represented by

Koen Hens

Statutory Auditor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2019	2018 restated[1]

Revenue		52 329	53 041
Cost of sales		(20 362)	(19 933)
Gross profit		31 967	33 108

Distribution expenses		(5 525)	(5 612)
Sales and marketing expenses		(7 348)	(7 774)
Administrative expenses		(3 548)	(3 421)
Other operating income/(expenses)	7	875	805
Profit from operations before non-recurring items		16 421	17 107

Restructuring	8	(170)	(363)
Acquisition costs business combinations	8	(23)	(73)
Business and asset disposal	8	(50)	(26)
Brazil state tax regularization program	8	(74)	-
Cost related to public offering of minority stake in Budweiser APAC	8	(6)	-
Provision for EU investigation	8	-	(230)
Profit from operations		16 098	16 414

Finance cost	11	(4 873)	(7 279)
Finance income	11	518	435
Non-recurring net finance income/(cost)	11	882	(1 982)
Net finance income/(cost)		(3 473)	(8 826)

Share of result of associates and joint ventures	16	152	153
Profit before tax		12 776	7 741

Income tax expense	12	(2 786)	(2 585)
Profit from continuing operations		9 990	5 157

Profit from discontinued operations	22	424	531

Profit of the period		10 414	5 688

Profit from continuing operations attributable to:
Equity holders of AB InBev		8 748	3 839
Non-controlling interest		1 243	1 318

Profit of the period attributable to:
Equity holders of AB InBev		9 171	4 370
Non-controlling interest		1 243	1 318

Basic earnings per share	23	4.62	2.21
Diluted earnings per share	23	4.53	2.17

Basic earnings per share from continuing operations	23	4.41	1.94
Diluted earnings per share from continuing operations	23	4.32	1.91

Basic earnings per share before non-recurring items and discontinued operations[2]	23	4.08	3.16
Diluted earnings per share before non-recurring items and discontinued operations[2]	23	3.99	3.11

Underlying EPS[2]	23	3.63	4.10

The accompanying notes are an integral part of these consolidated financial statements.

1 The consolidated income statement for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application and the classification of the Australian operations as discontinued operations.

2 Basic earnings per share and diluted earnings per share before non-recurring items and discontinued operations, as well as Underlying EPS, are not defined metrics in IFRS. Refer to Note 23 Changes in equity and earnings per share for more details

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2019	2018 restated[1]

Profit of the period	10 414	5 688

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(182)	99
	(182)	99
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	947	(7 916)
Effective portion of changes in fair value of net investment hedges	(157)	114
Cash flow hedges recognized in equity	182	512
Cash flow hedges reclassified from equity to profit or loss	(292)	(565)
	680	(7 855)

Other comprehensive income, net of tax	498	(7 756)

Total comprehensive income	10 912	(2 068)

Attributable to:
Equity holders of AB InBev	10 044	(2 998)
Non-controlling interest	867	930

The accompanying notes are an integral part of these consolidated financial statements.

1 The consolidated statement of comprehensive income for 2018 has been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2019	31 December 2018 restated[1]	1 January 2018 restated¹

ASSETS
Non-current assets
Property, plant and equipment	13	27 544	27 615	29 233
Goodwill	14	128 114	133 311	140 940
Intangible assets	15	42 452	44 831	45 874
Investments in associates and joint ventures	16	5 861	6 136	5 263
Investment securities	17	110	108	100
Deferred tax assets	18	1 719	1 517	1 251
Employee benefits	25	14	16	22
Income tax receivables		1 081	992	708
Derivatives	29	132	291	25
Trade and other receivables	20	807	769	834
Total non-current assets		207 834	215 587	224 251

Current assets
Investment securities	17	92	87	1 304
Inventories	19	4 427	4 234	4 119
Income tax receivables		627	457	908
Derivatives	29	230	16	458
Trade and other receivables	20	6 187	6 375	6 566
Cash and cash equivalents	21	7 238	7 074	10 472
Assets classified as held for sale	22	10 013	39	133
Total current assets		28 814	18 281	23 960

Total assets		236 648	233 868	248 208

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		24 882	19 061	24 833
Retained earnings		31 484	26 068	28 387
Equity attributable to equity holders of AB InBev		75 722	64 485	72 576

Non-controlling interests	33	8 831	7 404	7 624
Total equity		84 553	71 889	80 200

Non-current liabilities
Interest-bearing loans and borrowings	24	97 564	106 997	110 637
Employee benefits	25	2 848	2 681	2 993
Deferred tax liabilities	18	12 824	13 165	13 107
Income tax payables		1 022	576	732
Derivatives	29	352	766	937
Trade and other payables	28	1 943	1 816	1 462
Provisions	27	701	1 152	1 515
Total non-current liabilities		117 254	127 153	131 383

Current liabilities
Bank overdrafts	21	68	114	117
Interest-bearing loans and borrowings	24	5 410	4 584	7 846
Income tax payables		1 346	1 220	1 558
Derivatives	29	3 799	5 574	1 457
Trade and other payables	28	22 864	22 568	24 762
Provisions	27	210	766	885
Liabilities associated with assets held for sale	22	1 145	-	-
Total current liabilities		34 841	34 826	36 625

Total equity and liabilities		236 648	233 868	248 208

The accompanying notes are an integral part of these consolidated financial statements.

1 The consolidated statements of financial position as at 31 December 2018 and 1 January 2018 have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application. The Australian operations have been classified as assets held for sale as at 31 December 2019 without restatement of the respective balances as at 31 December 2018 as required by IFRS 5.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income Reserve[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 387	72 576	7 624	80 200
Impact of adopting IFRSs 9 and 15[2]	-	-	-	-	-	-	-	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 383	72 572	7 582	80 154
Profit of the period	-	-	-	-	-	-	-	4 370	4 370	1 318	5 688
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(7 374)	-	-	(7 374)	(429)	(7 802)
Cash flow hedges	-	-	-	-	-	(92)	-	-	(92)	40	(52)
Re-measurements of post-employment benefits	-	-	-	-	-	98	-	-	98	1	99
Total comprehensive income	-	-	-	-	-	(7 368)	-	4 370	(2 998)	930	(2 068)
Dividends	-	-	-	-	-	-	(56)	(6 258)	(6 314)	(1 123)	(7 437)
Treasury shares[1]	-	-	2 431	-	-	-	(1 063)	(1 368)	-	-	-
Share-based payments	-	-	-	-	284	-	-	-	284	6	290
Sale/(purchase) of non-controlling interests	-	-	-	-	-	-	-	429	429	(429)	-
Hyperinflation monetary adjustments	-	-	-	-	-	-	-	560	560	345	905
Scope and other changes	-	-	-	-	-	-	-	(48)	(48)	94	46
As per 31 December 2018	1 736	17 620	(6 549)	45 726	2 037	(22 152)	-	26 068	64 485	7 404	71 889

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income Reserves¹	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	-	26 068	64 485	7 404	71 889
Profit of the period	-	-	-	-	-	-	-	9 171	9 171	1 243	10 414
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	1 143	-	-	1 143	(353)	790
Cash flow hedges	-	-	-	-	-	(97)	-	-	(97)	(13)	(110)
Re-measurements of post-employment benefits	-	-	-	-	-	(173)	-	-	(173)	(9)	(182)
Total comprehensive income	-	-	-	-		873	-	9 171	10 044	867	10 912
Dividends	-	-	-	-	-	-	-	(4 117)	(4 117)	(1 062)	(5 179)
Treasury shares	-	-	279	-	-	-	-	(279)	-	-	-
Share-based payments	-	-	-	-	290	-	-	-	290	29	319
Sale/(purchase) of non-controlling interest	-	-	-	4 378	-	-	-	-	4 378	1 427	5 805
Hyperinflation monetary adjustments	-	-	-	-	-	-	-	219	219	135	354
Scope and other changes	-	-	-	-	-	-	-	421	421	31	452
As per 31 December 2019	1 736	17 620	(6 270)	50 104	2 327	(21 279)	-	31 484	75 722	8 831	84 553

The accompanying notes are an integral part of these consolidated financial statements.

1 See Note 23 Changes in equity and earning per share.

2 See Note 3 (E) Summary of changes in accounting policies.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2019	2018 restated
OPERATING ACTIVITIES
Profit from continuing operations		9 990	5 157
Depreciation, amortization and impairment	10	4 657	4 624
Impairment losses on receivables, inventories and other assets		112	107
Additions/(reversals) in provisions and employee benefits		216	504
Net finance cost/(income)	11	3 473	8 826
Loss/(gain) on sale of property, plant and equipment and intangible assets		(149)	(82)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(34)	(20)
Equity-settled share-based payment expense	26	340	333
Income tax expense	12	2 786	2 585
Other non-cash items included in profit		(220)	(654)
Share of result of associates and joint ventures		(152)	(153)
Cash flow from operating activities before changes in working capital and use of provisions		21 019	21 227
Decrease/(increase) in trade and other receivables		(258)	(105)
Decrease/(increase) in inventories		(426)	(588)
Increase/(decrease) in trade and other payables		679	1 170
Pension contributions and use of provisions		(715)	(487)
Cash generated from operations		20 299	21 217

Interest paid		(4 450)	(4 559)
Interest received		523	429
Dividends received		160	141
Income tax paid		(3 136)	(3 047)
Cash flow from operating activities		13 396	14 181

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 174)	(5 005)
Proceeds from sale of property, plant and equipment and of intangible assets		320	437
Acquisition of subsidiaries, net of cash acquired	6	(385)	(84)
Sale of subsidiaries, net of cash disposed of	6	133	257
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	(9)	1 296
Net proceeds from sale/(acquisition) of other assets		(25)	(172)
Net repayments/(payments) of loans granted		12	(156)
Proceeds from assets held for sale		55	-
Proceeds from SAB transaction-related divestitures		-	(330)
Taxes on SAB transaction-related divestitures		-	(100)
Cash flow from investing activities		(5 073)	(3 857)

FINANCING ACTIVITIES
(Purchase)/sale of non-controlling interest	23	222	(923)
Proceeds from public offering of minority stake in Budweiser APAC	23	5 575	-
Proceeds from borrowings	24	22 584	17 782
Payments on borrowings	24	(30 592)	(22 489)
Cash net finance (cost)/income other than interests		(845)	(513)
Payment of lease liabilities		(441)	(423)
Dividends paid		(5 015)	(7 761)
Cash flow from financing activities		(8 512)	(14 327)

Net increase/(decrease) in cash and cash equivalents on continuing operations		(189)	(4 003)
Net increase/(decrease) in cash and cash equivalents on discontinued operations	22	539	755

Cash and cash equivalents less bank overdrafts at beginning of year		6 960	10 356
Effect of exchange rate fluctuations		(141)	(148)
Cash and cash equivalents less bank overdrafts at end of period	21	7 169	6 960

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Other operating income/(expenses)	7
Non-recurring items	8
Payroll and related benefits	9
Additional information on operating expenses by nature	10
Finance cost and income	11
Income taxes	12
Property, plant and equipment	13
Goodwill	14
Intangible assets	15
Investments in associates	16
Investment securities	17
Deferred tax assets and liabilities	18
Inventories	19
Trade and other receivables	20
Cash and cash equivalents	21
Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22
Changes in equity and earnings per share	23
Interest-bearing loans and borrowings	24
Employee benefits	25
Share-based payments	26
Provisions	27
Trade and other payables	28
Risks arising from financial instruments	29
Operating leases	30
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31
Contingencies	32
Non-controlling interests	33
Related parties	34
Events after the balance sheet date	35
AB InBev companies	36

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2019 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 26 February 2020.

2.	Statement of compliance

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2019 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2019 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS with effective application for annual periods beginning on 1st January 2019:

IFRS 16 Leases became effective on 1 January 2019 and was applied by the company for the first time as of that date, under the full retrospective application, with an initial application date as of 1 January 2017.

IFRS 16 Leases

IFRS 16 replaces the current lease accounting requirements and introduces significant changes to lessee accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requiring a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires the recognition of depreciation charges relating to right-of-use assets and interest expenses on lease liabilities, as compared to the recognition of operating lease expenses or rental costs on a straight-line basis over the lease term, as was the case under prior requirements. In addition, the company has amended the consolidated cash flow statement presentation in order to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company continues to recognize a lease expense on a straight-line basis as permitted by IFRS 16, and payments for these leases are presented in cash flow from operating activities. As a lessor, the company continues to classify leases as either finance leases or operating leases and accounts for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, has restated the comparative information in these financial statements. In addition, the company has applied the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and its related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

As a function of the transition to IFRS 16, the company recognized 1.7 billion US dollar of right-of-use assets and 1.8 billion US dollar of lease liabilities. Lease liabilities are measured at the present value of future lease payments discounted using incremental borrowing rates that consider the nature of the underlying assets and term of the leases.

Additional information is presented in Note 13 Property, plant and equipment, Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2019 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and has elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and the company has not restated comparative periods in the year of initial application. AB InBev reviewed the income tax treatments in order to determine whether the interpretation could have an impact on the consolidated financial statements. In that respect, as at 31 December 2019, the company reclassified 573m US dollar of its existing income tax provisions into income tax liabilities, consistently with the current discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

(F)	FOREIGN CURRENCIES

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the balance sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, leading Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	31 December 2019	31 December 2018	31 December 2019	31 December 2018

Argentinean peso	59.890668	37.807879	-	-
Australian dollar	1.423804	1.416593	1.438543	1.334300
Brazilian real	4.030696	3.874806	3.940998	3.634827
Canadian dollar	1.299449	1.362882	1.329140	1.293896
Colombian peso	3 272.63	3 246.70	3 305.84	2 967.36
Chinese yuan	6.961461	6.877787	6.886265	6.581607
Euro	0.890155	0.873362	0.892577	0.845697
Mexican peso	18.845242	19.682728	19.334915	19.195084
Pound sterling	0.757344	0.781249	0.784062	0.750773
Peruvian nuevo sol	3.317006	3.369998	3.346670	3.284477
South Korean won	1 154.54	1 115.40	1 160.69	1 095.46
South African rand	14.044287	14.374909	14.512975	13.105486

(G)	INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy O).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Software

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

Other intangible assets

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company have a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy O).

Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy O). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy O). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years
Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years
Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	LEASES

The company as lessee

The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies J and O).

The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement.

The company as lessor

Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

(L)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(M)	TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered.

Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(N)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(O)	IMPAIRMENT

The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Reversal of impairment losses

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(P)	FAIR VALUE MEASUREMENT

A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2: inputs are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: fair value measurements incorporates significant inputs that are based on unobservable market data.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The company applies fair value measurement to the instruments listed below.

Derivatives

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques.

Debt securities

This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant.

Equity securities designated as at FVOCI

Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.

Non-derivative financial liabilities

The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate.

(Q)	SHARE CAPITAL

Repurchase of share capital

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

Share issuance costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

Post-employment benefits

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

Other post-employment obligations

Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Termination benefits

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy and when the company can no longer withdraw the offer of termination, which is the earlier of either when the employee accepts the offer or when a legal, regulatory or contractual requirement or restriction on the company’s ability to withdraw the offer takes effect.

Bonuses

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the service.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

(X)	INCOME RECOGNITION

Goods sold

Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

●	Identification of the contracts with a customer

●	Identification of the performance obligations in the contracts

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contracts

●	Revenue recognition when performance obligations are satisfied

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

Royalty income

The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Rental income

Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.

Finance income

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

Dividend income

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy V). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

Purchasing, receiving and warehousing costs

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes.

Classification and measurement

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the company’s financial assets is as follows:

●

Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

●

Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

●

Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

●

Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument.

For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either parties to the derivative contract.

Cash flow hedge accounting

Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument).

When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized.

For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g. when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately.

Any ineffectiveness is recognized immediately in profit or loss.

Fair value hedge accounting

When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated restated financial statements for the year ended 31 December 2019.

A number of amendments to standards are effective for annual periods beginning after 1 January 2019, and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to the following: the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes which closed on 30 March 2018; the adoption of hyperinflation accounting for the company’s Argentinean operations; the reporting of proceeds from the public offering of a minority stake in the company´s Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (“Budweiser APAC”); and the reporting of its Australian operations as assets held for sale as discussed below.

(A)	MERGER OF BUSINESSES IN RUSSIA AND UKRAINE WITH ANADOLU EFES

On 30 March 2018, AB InBev announced the completion of the 50:50 merger of its Russia and Ukraine businesses with those of Anadolu Efes. Following completion, the company’s operations in Russia and Ukraine and those of Anadolu Efes are fully combined under a new company called AB InBev Efes. The combined business is fully consolidated into Anadolu Efes financial accounts. AB InBev has stopped consolidating the results of these operations as of the second quarter 2018 and account for its investment in AB InBev Efes under the equity method. Refer to Note 6 Acquisitions and disposals of Subsidiaries and Note 16 Investments in associates.

(B)	HYPERINFLATION IN ARGENTINA

In May 2018, the Argentinean peso underwent a severe devaluation, resulting in Argentina´s three-year cumulative inflation exceeding 100% in 2018, and thus requiring a transition to hyperinflation accounting as of 1 January 2018, as required by IAS 29 Financial Reporting in Hyperinflationary Economies. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, each of (1) the non-monetary assets and liabilities stated at historical cost and (2) the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

●

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income);

●

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The 2019 results, restated for purchasing power, were translated at the December 2019 closing rate of 59.890668 Argentinean pesos per US dollar (2018 results - at 37.807879 Argentinean pesos per US dollar).

(C)	ANNOUNCED DIVESTITURE OF AUSTRALIA BUSINESS TO ASAHI

On 19 July 2019, AB InBev announced an agreement to divest its Australia business (Carlton & United Breweries) to Asahi for AUD 16.0 billion, equivalent to approximately USD 11.2 billion1. As part of this transaction, the company will grant Asahi rights to commercialize its portfolio of global and international brands in Australia. The transaction is expected to close in the first quarter of 2020, subject to customary closing conditions, including but not limited to regulatory approvals in Australia.

Effective 30 September 2019, AB InBev classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represent a separate major line of business, these are now accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

(D)	LISTING OF BUDWEISER APAC ON THE HONG KONG STOCK EXCHANGE

On 30 September 2019, the company successfully completed the listing of a minority stake of its Asia Pacific subsidiary, Budweiser APAC, on the Hong Kong Stock Exchange for USD 5.75 billion (including the exercise of an over-allotment option). On 3 October 2019, the over-allotment option in connection with the initial public offering of a minority stake of Budweiser APAC was fully exercised. Following the full exercise of the over-allotment option, AB InBev controls 87.22% of the issued share capital of Budweiser APAC. Refer to Note 23 Changes in equity and earnings per share.

1 Converted into US dollars at the December 2019 closing rate of 1.423803.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources.

The organizational structure effective as of 1 January 2019 comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes. Key changes made to company’s segment structure were as follows: (i) the Middle Americas region combines the former Latin America West region and the business unit Central America and Caribbean, which was previously reported in Latin America North region, and (ii) the South America region combines the former Latin America South region and Brazil, which was previously reported in Latin America North region. These organizational changes were effective as of 1 January 2019 and have been reflected in these consolidated financial statements.

AB InBev has restated the 2018 results (referred to as “2018 restated”) to reflect:

●	the new company organizational structure effective 1 January 2019;

●	the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018; and

●

the classification of the Australian operations as a disposal group held for sale as if the classification had been applied as of 1 January 2018, in line with IFRS rules. Refer to Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations for more details.

Following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and account for its investment in AB InBev Efes as results of associates as of that date. All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2019	2018 restated	2019	2018 restated	2019	2018 restated	2019	2018 restated	2019	2018 restated	2019	2018 restated	2019	2018 restated

Volume	108	111	134	129	140	136	86	87	93	96	1	1	561	560
Revenue	15 488	15 504	11 912	11 614	9 790	10 238	7 911	8 368	6 544	6 735	685	582	52 329	53 041
Normalized EBITDA	6 185	6 199	6 356	6 033	4 145	4 696	2 781	3 184	2 287	2 178	(676)	(558)	21 078	21 732
Normalized EBITDA margin %	39.9%	40.0%	53.4%	51.9%	42.3%	45.9%	35.2%	38.1%	35.0%	32.3%	-	-	40.3%	41.0%
Depreciation, amortization and impairment	(833)	(834)	(921)	(844)	(955)	(1 008)	(974)	(936)	(648)	(734)	(325)	(269)	(4 657)	(4 624)
Normalized profit from operations (EBIT)	5 352	5 365	5 435	5 189	3 190	3 688	1 807	2 248	1 639	1 444	(1 001)	(827)	16 421	17 107
Non-recurring items (see Note 8)	(11)	(10)	(51)	(151)	(96)	1	(61)	(370)	(41)	(43)	(63)	(119)	(323)	(692)
Profit from operations (EBIT)	5 341	5 355	5 384	5 038	3 094	3 689	1 746	1 878	1 598	1 401	(1 064)	(946)	16 098	16 414
Net finance income/(cost)													(3 466)	(8 826)
Share of results of associates and joint ventures													188	153
Income tax expense													(2 786)	(2 585)
Profit from continuing operations													10 033	5 157
Discontinued operations													424	531
Profit/(loss)													10 456	5 688
Segment assets (non-current)	63 725	63 443	76 168	71 844	13 452	13 250	39 442	42 874	13 450	22 545	1 597	1 631	207 834	215 587
Gross capex	679	917	1 286	1 324	1 063	777	1 208	1 163	626	599	312	224	5 174	5 005
FTE	20 040	19 323	52 412	53 140	41 603	40 503	23 804	23 604	29 482	31 523	4 574	4 683	171 915	172 776

For the period ended 31 December 2019, net revenue from the beer business amounted to 47 984m US dollar (31 December 2018: 48 602m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 345m US dollar (31 December 2018: 4 439m US dollar). Additionally, for the period ended 31 December 2019, net revenue from the company’s business in the United States amounted to 13 693m US dollar (31 December 2018: 13 624m US dollar) and net revenue from the company’s business in Brazil amounted to 7 277m US dollar (31 December 2018: 7 375m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 668m US dollar (31 December 2018: 710m US dollar) and non-current assets located in the country of domicile represented 2 215m US dollar (31 December 2018: 2 117m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 31 December 2019 and 31 December 2018:

Million US dollar	2019 Acquisitions	2018 Acquisitions	2019 Disposals	2018 Disposals

Non-current assets
Property, plant and equipment	44	2	(1)	(310)
Intangible assets	128	24	(29)	(17)
Deferred tax assets	-	23	-	-
Trade and other receivables	-	-	-	(86)
Investments in associates	(15)	-	-	-

Current assets
Inventories	43	17	(7)	(84)
Income tax receivables	-	-	-	(2)
Trade and other receivables	19	2	(1)	(79)
Cash and cash equivalents	40	8	-	(6)
Assets held for sale	-	-	-	(27)

Non-current liabilities
Interest-bearing loans and borrowings	(11)	(3)	-	-
Trade and other payables	(110)	-	-	-
Deferred tax liabilities	(33)	-	9	4

Current liabilities
Trade and other payables	(65)	(19)	2	406

Net identifiable assets and liabilities	40	54	(27)	(201)

Non-controlling interest	(12)	-	2	1

Goodwill on acquisitions and goodwill disposed of	682	107	(22)	(652)
Loss/(gain) on disposal	-	-	(21)	(15)
Consideration to be (paid)/received	(275)	(112)	-	47
Net cash paid on prior years acquisitions	16	68	(65)	-
Recycling of CTA in respect of net assets	-	-	-	(584)
Contribution in kind	-	-	-	1 150
Consideration paid/(received)	451	117	(133)	(254)

Cash (acquired)/disposed of	(40)	(5)	-	(3)

Net cash outflow / (inflow)	411	112	(133)	(257)
Net cash outflow / (inflow) on continuing operations	385	84	(133)	(257)
Net cash outflow / (inflow) on discontinued operations	26	28	-	-

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses as discussed in Note 4 (A). This transaction involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50% investment AB InBev will hold in AB InBev Efes after adjustment for net debt. See also Note 16 Investments in associates.

On 30 March 2018, AB InBev derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net exceptional, non-cash loss of 7m US dollar (see also Note 8 Non-recurring items).

The company undertook a series of additional acquisitions and disposals during 2018 and 2019, with no significant impact in the company’s consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2019	2018 restated

Government grants	280	317
License income	30	45
Net (additions to)/reversals of provisions	(10)	(11)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	172	80
Net rental and other operating income	402	374
Other operating income/(expenses)	875	805

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2019, the company expensed 291m US dollar in research, compared to 276m US dollar in 2018. The spend focused on product innovations, market research, as well as process optimization and product development.

8.	Non-recurring items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-recurring items are items that in management’s judgment, need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2019	2018 restated

Restructuring	(170)	(363)
Acquisition costs business combinations	(23)	(73)
Business and asset disposal (including impairment losses)	(50)	(26)
Brazil State tax regularization program	(74)	-
Cost related to public offering of minority stake in Budweiser APAC	(6)	-
Provision for EU investigation	-	(230)
Impact on profit from operations	(323)	(692)

Non-recurring net finance income/(cost)	882	(1 982)
Non-recurring taxes	(6)	240
Non-recurring non-controlling interest	108	32
Net impact on profit attributable to equity holders of AB InBev	661	(2 402)

The non-recurring restructuring charges for 2019 total (170)m US dollar (2018: (363)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These exceptional expenses provide the company with a lower cost base and bring a stronger focus to AB InBev´s core activities, quicker decision-making and improvements to efficiency, service and quality.

The acquisition costs of business combinations amount to (23)m US dollar in 2019, primarily related to cost incurred to facilitate the combination with SAB (2018: (73)m US dollar).

Business and asset disposals amount to (50)m US dollar in 2019, mainly comprising of costs incurred in relation to the announced divestiture of the Australia business. Business and asset disposals amounted to (26)m US dollar in 2018, mainly related to the costs incurred related to the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and the related transaction costs (see also Note 6 Acquisitions and disposals of subsidiaries).

In 2019, Ambev made a payment of (74)m US dollar to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

The company incurred 117m US dollar in fees related to the initial public offering of a minority stake of Budweiser APAC, its Asia Pacific subsidiary, of which 6m US dollar were reported in the income statement and 111m US dollar were capitalized in equity. In addition, the company has also reported 58m US dollar stamp duties in equity that are directly attributable to the public offering of Budweiser APAC.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these proceedings, a provision of 230m US was recognized in 2018 and settled in 2019. Refer also to Note 27 Provisions.

The company incurred non-recurring net finance income of 882m US dollar for 2019 (2018: (1 982)m US dollar cost) – see Note 11 Finance cost and income.

All the amounts referenced above are before income taxes. The non-recurring items as of 31 December 2019 increased income taxes by 6m US dollar and decreased income taxes by 240m US dollar in 2018. Non-controlling interest on the non-recurring items amounts to 108m US dollar in 2019 (2018: 32m US dollar).

9.	Payroll and related benefits

Million US dollar	2019	2018 restated

Wages and salaries	(4 563)	(4 638)
Social security contributions	(683)	(694)
Other personnel cost	(678)	(708)
Pension expense for defined benefit plans	(193)	(192)
Share-based payment expense	(340)	(353)
Contributions to defined contribution plans	(101)	(109)
Payroll and related benefits	(6 558)	(6 694)

The number of full time equivalents can be split as follows:

	2019	2018
AB InBev NV (parent company)	204	180
Other subsidiaries	171 711	172 596
Total number of FTE	171 915	172 776

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2019 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill

Cost of sales	2 751	86	11	-
Distribution expenses	155	4	191	-
Sales and marketing expenses	379	247	160	-
Administrative expenses	277	290	98	-
Other operating expenses	8	-	-	-
Depreciation, amortization and impairment	3 570	627	460	-

Depreciation, amortization and impairment charges are included in the following line items of the 2018 restated consolidated income statement:

Million US dollar (restated)	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use asset	Impairment of goodwill

Cost of sales	2 807	67	-	-
Distribution expenses	166	3	186	-
Sales and marketing expenses	414	165	153	-
Administrative expenses	285	254	116	-
Other operating expenses	8	-	-	-
Depreciation, amortization and impairment	3 680	489	455	-

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 5m US dollar in 2019 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2018: 1m US dollar).

11.	Finance cost and income

The finance costs included in the income statement are as follows:

Million US dollar	2019	2018 restated

Interest expense	(4 168)	(4 141)
Capitalization of borrowing costs	19	23
Net interest on net defined benefit liabilities	(95)	(94)
Accretion expense	(650)	(511)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(393)	(449)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	(180)	19
Tax on financial transactions	(79)	(110)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	898	(1 774)
Other financial costs, including bank fees	(225)	(242)
Finance costs, excluding non-recurring items	(4 873)	(7 279)

Non-recurring finance cost	(222)	(1 982)
Finance costs	(5 095)	(9 261)

Finance income included in the income statement is as follows:

Million US dollar	2019	2018 restated

Interest income	410	333
Hyperinflation monetary adjustments	86	46
Other financial income	21	56
Finance income, excluding non-recurring items	518	435

Non-recurring finance income	1 104	-
Finance income	1 622	435

Finance costs, excluding non-recurring items, decreased by 2 406m US dollar compared to 2018 mainly as a result of mark-to-market on certain derivatives related to the hedging of share-based payment programs. In 2019, the mark-to-market on such derivatives amounted to a gain of 898m US dollar (2018: 1 774m US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and South Africa. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In 2019, accretion expense includes interest on lease liabilities of 124m US dollar (2018: 111m US dollar).

Interest expenses is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Non-recurring finance cost for 2019 includes:

●	188m US dollar write-off on the company’s investment in Delta Corporation Ltd following the entry of Zimbabwe in a hyperinflation economy;

●

34m US dollar of interest paid to the State of Mato Grosso in relation to the Special Value-added Tax (ICMS) Amnesty Program in Brazil in accordance with the Brazilian State Tax Regularization Program.

Non-recurring finance income for 2019 includes:

●

445m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (2018: 873m US dollar loss). See also Note 23 Changes in equity and earnings per share;

●	433m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (2018: 849m US dollar loss);

●

226m US dollar gains resulting from the early termination of certain bonds, income related to the reduction of deferred considerations on acquisitions and foreign exchange translation gains on intragroup loans that were historically reported in equity and were recycled to profit and loss account upon the reimbursement of these loans (2018: 260m US dollar loss).

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2019	2018

Cash and cash equivalents	237	256
Investment debt securities held for trading	9	22
Other loans and receivables	164	55
Total	410	333

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2019	2018 restated

Current year	(2 863)	(2 704)
(Underprovided)/overprovided in prior years	58	101
Current tax expense	(2 805)	(2 603)

Origination and reversal of temporary differences	(21)	(148)
(Utilization)/recognition of deferred tax assets on tax losses	13	120
Recognition of previously unrecognized tax losses	27	46
Deferred tax (expense)/income	19	18

Total income tax expense	(2 786)	(2 585)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2019	2018 restated

Profit before tax	12 776	7 741
Deduct share of result of associates and joint ventures	152	153
Profit before tax and before share of result of associates and joint ventures	12 624	7 588

Adjustments on taxable basis
Government incentives	(709)	(742)
Non-deductible/(non-taxable) marked to market on derivatives	(1 776)	3 496
Other expenses not deductible for tax purposes	1 223	1 796
Other non-taxable income	(282)	(158)
	11 080	11 980

Aggregated weighted nominal tax rate	26.2%	26.5%

Tax at aggregated weighted nominal tax rate	(2 901)	(3 172)

Adjustments on tax expense
Utilization of tax losses not previously recognized	13	120
Recognition of deferred taxes assets on previous years’ tax losses	27	46
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(137)	(125)
(Underprovided)/overprovided in prior years	58	101
Deductions from interest on equity	666	471
Deductions from goodwill	20	17
Other tax deductions	259	400
US Tax reform (change in tax rate and other)	-	116
Change in tax rate	(95)	144
Withholding taxes	(505)	(403)
Other tax adjustments	(191)	(300)
	(2 786)	(2 585)

Effective tax rate	22.1%	34.1%

The total income tax expense for 2019 amounts to 2 786m US dollar compared to 2 585m US dollar for 2018. The effective tax rate decreased from 34.1% for 2018 to 22.1% for 2019. The 2019 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2018 effective tax rate was negatively impacted by non-deductible losses from these derivatives.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of 116m US dollar in 2018 to the reported current and deferred taxes.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the period ended 31 December 2019 is 23.0% (2018: 27.5%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate.

Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2019	2018

Re-measurements of post-employment benefits	19	22
Cash flow and net investment hedges	88	108
Income tax (losses)/gains	107	130

13.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2019	31 December 2018 restated

Property, plant and equipment owned	25 515	25 638
Property, plant and equipment leased (right-of-use assets)	2 029	1 977
Total property, plant and equipment	27 544	27 615

	31 December 2019				31 December 2018 restated[1]
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 155	33 540	2 274	47 969	48 297
Effect of movements in foreign exchange	(94)	(374)	(17)	(485)	(3 086)
Acquisitions	48	1 236	3 167	4 451	4 342
Acquisitions through business combinations	-	22	2	24	2
Disposals	(208)	(1 777)	(2)	(1 987)	(1 474)
Disposals through the sale of subsidiaries	(1)	(3)	-	(4)	(1 128)
Transfer (to)/from other asset categories and other movements[2]	316	1 737	(3 264)	(1 211)	1 014
Balance at end of the period	12 216	34 381	2 160	48 757	47 969

Depreciation and impairment losses
Balance at end of previous year	(3 450)	(18 881)	-	(22 331)	(21 414)
Effect of movements in foreign exchange	40	270	-	310	1 392
Depreciation	(409)	(2 961)	-	(3 370)	(3 530)
Disposals	119	1 615	-	1 734	1 249
Disposals through the sale of subsidiaries	1	2	-	3	818
Impairment losses	(1)	(86)	-	(87)	(91)
Transfer to/(from) other asset categories and other movements[1]	96	403	-	499	(755)
Balance at end of the period	(3 604)	(19 638)	-	(23 242)	(22 331)

Carrying amount
at 31 December 2018	8 704	14 659	2 274	25 638	25 638
at 31 December 2019	8 612	14 743	2 160	25 515	-

As a result of the agreement to divest CUB to Asahi, the company reclassified 625m US dollar in property, plant and equipment to assets held for sale as at 31 December 2019 – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

As at 31 December 2019, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 4m US dollar (31 December 2018: 8m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 457m US dollar as at 31 December 2019 compared to 416m US dollar as at 31 December 2018.

1 The 2018 balances have been restated to reflect the impact of adoption of IFRS 16 under the full retrospective application. As required by IFRS 5, the Australia property, plant and equipment balances for the Australia operations were reclassified to assets held for sale as at 31 December 2019 without restatement of 2018 balances.

2 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 854m US dollar in 2019 and 4 568m US dollar in 2018. Out of the total 2019 capital expenditures approximately 42% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 723	306	2 029
Depreciation for the period	(329)	(160)	(489)

	2018 restated
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 624	353	1 977
Depreciation for the period	(318)	(150)	(468)

As a result of the agreement to divest CUB to Asahi, the company reclassified 84m US dollar right-of-use assets to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. These lease agreements will mature in November 2034. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

Additions to right-of-use assets during 2019 were 420m US dollar (2018: 215m US dollar). The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. In 2019, AB InBev recognized right-of-use assets on acquisitions of subsidiaries of 12m US dollar (2018: nil) – see also note 6 Acquisitions and disposals of subsidiaries.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

14.	Goodwill

Million US dollar	31 December 2019	31 December 2018

Acquisition cost
Balance at end of previous year	133 316	140 980
Effect of movements in foreign exchange	53	(7 541)
Disposals through the sale of subsidiaries	(22)	(652)
Acquisitions through business combinations	682	107
Hyperinflation monetary adjustments	171	435
Reclassified as held for sale	(6 081)	(13)
Balance at end of the period	128 119	133 316

Impairment losses
Balance at end of previous year	(5)	(40)
Impairment losses	-	-
Disposals through the sale of subsidiaries	-	35
Balance at end of the period	(5)	(5)

Carrying amount
at 31 December 2018	133 311	133 311
at 31 December 2019	128 114

As a result of the agreement to divest CUB to Asahi, the company reclassified 6 081m US dollar goodwill to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

In 2019, AB InBev recognized goodwill on acquisitions of subsidiaries of 682m US dollar (2018: 107m US dollar) – see also Note 6 Acquisitions and disposals of subsidiaries.

Effective 1st of January 2019 AB InBev adopted a new organizational structure resulting in a change in cash-generating units. Furthermore, following the closing in 2019 of a new bottling agreement with the Coca-Cola Group in Honduras and El Salvador and changes in the operating model of the soft drinks business acquired through the SAB combination, the company re-allocated 3.0 Bio US dollar goodwill to the Rest of Middle Americas CGU and reduced the amount of goodwill previously allocated to the South Africa and Rest of Africa CGUs by 2.2 billion US dollar and 0.8 billion US dollar, respectively.

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see Note 6 Acquisitions and disposals of subsidiaries).

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar Cash-generating unit	2019	2018[1]

United States	33 451	33 288
Rest of North America	1 984	1 891
Mexico	13 175	12 614
Colombia	18 647	18 796
Rest of Middle Americas	25 257	21 969
Brazil	4 539	4 715
Rest of South America	1 101	1 139
Europe	2 277	2 222
South Africa	13 500	15 910
Rest of Africa	6 691	7 701
China	3 095	2 758
Rest of Asia Pacific[2]	4 397	10 308
Total carrying amount of goodwill	128 114	133 311

A significant portion of the goodwill was recorded in connection with the 2016 combination with SAB.

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of Colombia, Rest of Middle Americas and South Africa cash-generating units that show the highest invested capital to EBITDA multiple. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 54% of AB InBev total assets as at 31 December 2019, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

●

In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

1 The 2018 presentation has been restated following the change in cash-generating units effective as of 1 January 2019.

2 The balance attributable to the Rest of Asia Pacific CGU as at 31 December 2018 includes the Australia operations’ goodwill reclassified to assets held for sale as at 31 December 2019.

●

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

●

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

●	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 3% and 5%.

For the cash generating units subject to a discounted free cash flow approach, the WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	2019	2018

Colombia	6%	7%
Rest of Middle Americas	9%	9%
South Africa	7%	8%
Rest of Africa	10%	11%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

15.	Intangible assets

	31 December 2019					31 December 2018[1]
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	42 133	2 949	2 692	691	48 465	48 871
Effect of movements in foreign exchange	(13)	(34)	(29)	(3)	(79)	(1 765)
Acquisitions through business combinations	88	-	5	6	99	24
Acquisitions and expenditures	-	290	113	228	631	668
Disposals	-	(120)	(136)	(3)	(259)	(96)
Disposals through the sale of subsidiaries	(29)	-	-	-	(29)	(47)
Transfer (to)/from other asset categories and other movements[2]	(2 105)	(311)	(51)	(253)	(2 720)	810
Balance at end of period	40 074	2 774	2 594	666	46 108	48 465

Amortization and impairment losses
Balance at end of previous year	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)
Effect of movements in foreign exchange	-	24	16	1	41	164
Amortization	-	(239)	(322)	(61)	(622)	(445)
Disposals	-	117	135	2	254	14
Disposals through the sale of subsidiaries	-	-	-	-	-	30
Transfer to/(from) other asset categories and other movements[1]	-	(18)	322	1	305	(400)
Balance at end of period	(32)	(1 595)	(1 851)	(178)	(3 656)	(3 634)

Carrying value
at 31 December 2018	42 101	1 470	690	570	44 831	44 831
at 31 December 2019	40 042	1 179	743	488	42 452

As a result of the agreement to divest CUB to Asahi, the company reclassified 2 727m US dollar intangible assets to assets held for sale – see Note 22 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

During 2019, AB InBev recognized intangible assets on acquisitions of subsidiaries of 128m US dollar (2018: 24m US dollar) out of which 29m US dollar relates to acquisitions in Australia subsequently tranferred to assets held for sale – see also Note 6 Acquisitions and disposals of subsidiaries.

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments, to CCU Argentina. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

As at 31 December 2019, the carrying amount of the intangible assets amounted to 42 452m US dollar (31 December 2018: 44 831m US dollar) of which 40 181m US dollar was assigned an indefinite useful life (31 December 2018: 42 435m US dollar) and 2 271m US dollar a finite life (31 December 2018: 2 396m US dollar).

1 As required by IFRS 5, the intangible assets balances of the Australia operations were reclassified to assets held for sale as at 31 December 2019 without restatement of the 2018 balances.

2 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019.

The carrying amount of intangible assets with indefinite useful lives was allocated to the cash-generating units as follows:

Million US dollar Country	2019	2018

United States	22 124	22 037
Rest of North America	66	63
Mexico	3 243	3 068
Colombia	3 488	3 516
Rest of Middle Americas	3 915	3 915
Brazil	3	1
Rest of South America	714	741
Europe	489	535
South Africa	3 417	3 338
Rest of Africa	1 228	1 261
China	410	381
Rest of Asia Pacific	1 120	3 579
Total carrying amount of intangible assets with indefinite useful lives	40 217	42 435

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes

Balance at 1 January	1 159	3 279	479	-	3 480	694
Effect of movements in foreign exchange	-	(56)	(59)	-	(213)	(194)
Acquisitions	-	-	-	1 157	-	-
Dividends received	(15)	(95)	(11)	-	(98)	(11)
Share of results of associates	(11)	111	42	2	110	(10)
Balance at end of period	1 133	3 239	451	1 159	3 279	479

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

In 2018, the share of results of associates reported for Castel was negatively impacted by a currency devaluation in Angola.

Summarized financial information of the company’s material associates is as follows:

	2019			2018
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes

Current assets	377	4 044	2 266	275	4 193	2 888
Non-current assets	767	4 255	5 618	664	4 291	6 463
Current liabilities	652	1 631	1 859	556	1 643	2 233
Non-current liabilities	109	743	1 986	-	635	2 207
Non-controlling interests	-	723	1 909	-	939	2 297
Net assets	383	5 201	2 130	383	5 267	2 614

Revenue	1 388	5 107	4 015	1 081	5 786	3 816
Profit (loss)	23	719	276	4	921	(43)
Other comprehensive income (loss)	-	(372)	(431)	-	(254)	1 536
Total comprehensive income (loss)	23	347	(155)	4	667	1 493

In 2019, associates that are not individually material contributed 10m US dollar to the results of investment in associates (2018: 51m US dollar).

Following the entry of Zimbabwe in a hyperinflation economy in 2019, the company recorded an impairment of 188m US dollar on its investment in Delta Corporation Ltd. The impairment is recorded as a non-recurring net finance cost. Refer to Note 11 Finance cost and income.

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	Investment securities

Million US dollar	2019	2018

Investment in unquoted companies	86	84
Investment on debt securities	25	24
Non-current investments	111	108

Investment on debt securities	91	87
Current investments	91	87

As of 31 December 2019, current debt securities of 91m US dollar mainly represented investments in government bonds (31 December 2018: 87m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18.	Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2019
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	415	(2 550)	(2 135)
Intangible assets	112	(10 327)	(10 215)
Inventories	119	(67)	52
Trade and other receivables	52	(1)	51
Interest-bearing loans and borrowings	706	(603)	103
Employee benefits	631	(3)	628
Provisions	467	(22)	445
Derivatives	23	(21)	2
Other items	311	(861)	(550)
Loss carry forwards	515	-	515
Gross deferred tax assets/(liabilities)	3 350	(14 455)	(11 105)

Netting by taxable entity	(1 631)	1 631	-

Net deferred tax assets/(liabilities)	1 719	(12 824)	(11 105)

	2018 restated
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	381	(2 665)	(2 284)
Intangible assets	115	(10 665)	(10 550)
Inventories	101	(67)	34
Trade and other receivables	142	(62)	80
Interest-bearing loans and borrowings	535	(618)	(83)
Employee benefits	673	(5)	668
Provisions	483	(27)	456
Derivatives	33	(58)	(25)
Other items	215	(736)	(521)
Loss carry forwards	577	-	577
Gross deferred tax assets/(liabilities)	3 255	(14 903)	(11 648)

Netting by taxable entity	(1 738)	1 738	-

Net deferred tax assets/(liabilities)	1 517	(13 165)	(11 648)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2019	2018 restated

Balance at 1 January	(11 648)	(11 857)
Recognized in profit or loss	19	95
Recognized in other comprehensive income	109	(130)
Acquisitions through business combinations	(18)	(23)
Reclassified as held for sale	363	-
Other movements and effect of changes in foreign exchange rates	70	267
Balance at 31 December	(11 105)	(11 648)

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 4 734m US dollar (2018: 5 280m US dollar). 728m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 22m US dollar, 737m US dollar and 218m US dollar expire within respectively 1, 2 and 3 years, while 3 029m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	Inventories

Million US dollar	2019	2018

Prepayments	105	123
Raw materials and consumables	2 478	2 387
Work in progress	405	363
Finished goods	1 257	1 215
Goods purchased for resale	182	146
Inventories	4 427	4 234

Inventories other than work in progress
Inventories stated at net realizable value	171	59

The cost of inventories recognized as an expense in 2019 amounts to 20 362m US dollar, included in cost of sales (2018: 19 933m US dollar).

Impairment losses on inventories recognized in 2019 amount to 59m US dollar (2018: 72m US dollar).

20.	Trade and other receivables

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2019	2018

Cash deposits for guarantees	219	197
Loans to customers	58	45
Deferred collection on disposals	-	53
Tax receivable, other than income tax	166	139
Trade and other receivables	363	335
	807	769

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2019	2018

Trade receivables and accrued income	4 046	4 412
Interest receivable	21	19
Tax receivable, other than income tax	821	378
Loans to customers	119	143
Prepaid expenses	563	329
Other receivables	616	1 094
	6 187	6 375

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2019 and 2018 respectively:

	Net carrying amount as of 31 December 2019	Of which: neither	Of which not impaired as of the reporting date and past due
		impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 046	3 690	261	44	44	7
Loans to customers	177	172	1	2	2	-
Interest receivable	21	21	-	-	-	-
Other receivables	616	582	9	16	5	4
	4 860	4 465	271	62	51	11

	Net carrying amount as of 31 December 2018	Of which: neither	Of which not impaired as of the reporting date and past due
		impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 412	4 092	239	52	20	9
Loans to customers	188	176	4	5	3	-
Interest receivable	19	19	-	-	-	-
Other receivables	1 094	1 051	13	26	4	-
	5 713	5 338	256	83	27	9

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2019 amount to 51m US dollar (2018: 43m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents

Million US dollar	31 December 2019	31 December 2018

Short-term bank deposits	2 236	2 233
Cash and bank accounts	5 002	4 841
Cash and cash equivalents	7 238	7 074

Bank overdrafts	(68)	(114)
	7 169	6 960

The cash outstanding as at 31 December 2019 includes restricted cash for an amount of 78m US dollar (31 December 2018: 2m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (2m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (76m US dollar) – see also Note 32 Contingencies.

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2019	31 December 2018

Balance at the end of previous year	39	133
Reclassified to assets held for sale in the period	9 692	35
Disposals	(59)	(128)
Effect of movements in foreign exchange	341	(1)
Balance at the end of year	10 013	39

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	31 December 2019	31 December 2018

Balance at the end of previous year	-	-
Reclassified to liabilities associated with assets held for sale	1 158	-
Effect of movements in foreign exchange	39
Balance at the end of year	1 197	-

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD (11.2 billion1 US dollar before any price adjustments) on a cash free, debt free basis. Asahi has committed financing in place and the transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia. The transaction is expected to close by the first quarter of 2020. The company will continue to manage these operations until the transaction completes.

Consequently, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, assets and liabilities associated with the Australian operations have been reclassified to assets held for sale and liabilities associated with assets held for sale. Furthermore, the results of the Australian operations are now accounted for as discontinued operations and presented in a separate line in the consolidated income statement (“profit from discontinued operations”). As required by IFRS 5, the 2018 consolidated income statement and statement of cash flows have been restated in these consolidated financial statements.

1 Converted into US dollars at the December 2019 closing rate of 1.423803.

ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities relating to the Australian operations have been classified as held for sale on the consolidated statement of financial position as at 31 December 2019. The relevant assets and liabilities are detailed in the table below:

Million US dollar	31 December 2019

Assets
Property, plant and equipment	625
Goodwill and intangible assets	9 030
Other assets	310
Assets classified as held for sale	9 965

Liabilities
Trade and other payables	659
Deferred tax liabilities	380
Other liabilities	106
Liabilities associated with assets held for sale	1 145

RESULTS FROM DISCONTINUED OPERATIONS

The following table summarizes the results of the Australian operations included in the consolidated income statements and presented as discontinued operations:

For the twelve-month period ended 31 December Million US dollar	2019	2018 restated

Revenue	1 394	1 577
Profit from operations	632	775
Profit from discontinued operations	424	531

The cumulative foreign exchange differences arising from translation of the consolidated net assets of Australian operations to the presentation currency will be recycled upon the disposal of the subsidiary. The cumulative other comprehensive income / (loss) attributable to the Australian operations amounted to (426)m US dollar as of 31 December 2019.

CASH FLOW FROM DISCONTINUED OPERATIONS

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the twelve-month period ended 31 December Million US dollar	2019	2018 restated

Cash flow from operating activities	640	883
Cash flow from investing activities	(77)	(109)
Cash flow from financing activities	(24)	(19)
Net increase in cash and cash equivalents	539	755

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2019:

Issued capital	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

Treasury shares	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	62.5	(6 549)	(2 383)
Changes during the period	(2.7)	279	(173)
	59.9	(6 270)	(2 556)

As at 31 December 2019, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 59 862 847 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2019, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 30 September 2019, the initial public offering (the “IPO”) of a minority stake in Budweiser Brewing Company APAC Limited, AB InBev´s Asia Pacific subsidiary, was completed and Budweiser APAC commenced the listing of its shares on the Hong Kong Stock Exchange. In addition, on 3 October 2019, the over-allotment option in connection with the IPO of Budweiser APAC was fully exercised by the international underwriters.

The final number of shares issued in the IPO was 1 669 459 000 shares comprising of 72 586 000 shares issued under the Hong Kong public offering, 1 379 118 000 shares placed under the international offering, and 217 755 000 shares issued under the over-allotment option fully exercised by the international underwriters.

Following the completion of the IPO and after the exercise of the over-allotment option, AB InBev retained an 87.22% controlling interest of the issued share capital of Budweiser APAC. As presented in the consolidated statement of changes in equity, the transaction resulted in a 4.4 billion US dollar increase in equity and a 1.2 billion US dollar increase in non-controlling interest representing 12.78% of the net assets of Budweiser APAC.

The net proceeds of the offering (after deducting the underwriting commissions and other expenses in connection with the IPO and the issuance of the new shares) amount to 5.6 billion US dollar and were used to repay debt of AB InBev.

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220624 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES–PURCHASE OF OWN SHARES

During 2019, the company has not acquired any treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares.

Treasury shares

The company has used 2 664 658 treasury shares to reimburse stock lending arrangements. As a result, as at 31 December 2019, the group owned 59 862 847 own shares of which 42 158 420 were held directly by AB InBev. The par value of the share is 0.61 euro. As a consequence, the treasury shares used to reimburse stock lending arrangements during 2019 represented 1 826 021 US dollar (1 625 441 euro) of the subscribed capital and the shares that the company still owned at the end of 2019 represented 41 022 453 US dollar (36 516 337 euro) of the subscribed capital.

Borrowed shares

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2019, the company had stock lending arrangements in place for up to 32 664 658 shares, of which 31 601 230 shares were used to fulfil stock option plan commitments during 2019. As at 31 December 2019, given the repayment of 2 664 658 shares, the balance of borrowed shares still to be repaid amounted to 30 million. On such date, an amount of 1 063 428 borrowed shares remained available for further use. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 October 2019, an interim dividend of 0.80 euro per share or approximately 1 588m euro was approved by the Board of Directors. This interim dividend was paid out on 21 November 2019. On 26 February 2020, in addition to the interim dividend paid on 21 November 2019, a dividend of 1 euro per share or 1 998m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2019 fiscal year of 1.80 euro per share or 3 586m euro.

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 24 April 2019, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share (or 1 978m euro) was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2018 fiscal year of 1.80 euro per share (or 3 557m euro). The dividend was paid out on 9 May 2019.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2019, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after-tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, because the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share (approximately 56m US dollar).

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 143	-	-	1 143
Cash flow hedges	-	(97)	-	(97)
Re-measurements of post-employment benefits	-	-	(173)	(173)
Total comprehensive income	1 143	(97)	(173)	873
As per 31 December 2019	(19 936)	397	(1 740)	(21 279)

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(7 374)	-	-	(7 374)
Cash flow hedges	-	(92)	-	(92)
Re-measurements of post-employment benefits	-	-	98	98
Total comprehensive income	(7 374)	(92)	98	(7 368)
As per 31 December 2018	(21 079)	494	(1 567)	(22 152)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2019 is based on the profit attributable to the equity holders of AB InBev of 9 171m US dollar (31 December 2018: 4 370m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2019	2018

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 957	1 934
Effect of stock lending	25	18
Effect of undelivered shares under the deferred share instrument	-	9
Effect of delivery of treasury shares	2	14
Weighted average number of ordinary and restricted shares at 31 December	1 984	1 975

The calculation of diluted earnings per share for the year ended 31 December 2019 is based on the profit attributable to the equity holders of AB InBev of 9 171m US dollar (31 December 2018: 4 370m US dollar) and the weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2019	2018

Weighted average number of ordinary and restricted shares at 31 December	1 984	1 975
Effect of share options, warrants and restricted stock units	42	36
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 026	2 011

The calculation of earnings per share before non-recurring items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2019	2018 restated

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248
Non-recurring items, before taxes (refer to Note 8)	(323)	(692)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	882	(1 982)
Non-recurring taxes (refer to Note 8)	(6)	233
Non-recurring non-controlling interest (refer to Note 8)	108	32
Profit from discontinued operations	424	531
Profit attributable to equity holders of AB InBev	9 171	4 370

The calculation of the Underlying EPS1 is based on the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

Million US dollar	2019	2018 restated

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	7 196	8 099
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	898	(1 774)
Hyperinflation impacts	(7)	(77)
Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248

1 See glossary.

The table below sets out the EPS calculation:

Million US dollar	2019	2018 restated

Profit attributable to equity holders of AB InBev	9 171	4 370
Weighted average number of ordinary and restricted shares	1 984	1 975
Basic EPS from continuing and discontinued operations	4.62	2.21

Profit from continuing operations attributable to equity holders of AB InBev	8 748	3 839
Weighted average number of ordinary and restricted shares	1 984	1 975
Basic EPS from continuing operations	4.41	1.94

Profit from continuing operations before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	8 086	6 248
Weighted average number of ordinary and restricted shares	1 984	1 975
Basic EPS from continuing operations before non-recurring items	4.08	3.16

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	7 196	8 099
Weighted average number of ordinary and restricted shares	1 984	1 975
Underlying EPS	3.63	4.10

Profit attributable to equity holders of AB InBev	9 171	4 370
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011
Diluted EPS from continuing and discontinued operations	4.53	2.17

Profit from continuing operations attributable to equity holders of AB InBev	8 748	3 839
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011
Diluted EPS from continuing operations	4.32	1.91

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	8 086	6 248
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 011
Diluted EPS from continuing operations before non-recurring items	3.99	3.11

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 59m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2019 (31 December 2018: 63m share options).

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

Non-current liabilities Million US dollar	31 December 2019	31 December 2018 restated

Secured bank loans	71	109
Unsecured bank loans	50	86
Unsecured bond issues	95 674	105 170
Unsecured other loans	77	57
Lease liabilities	1 692	1 575
Non-current interest-bearing loans and borrowings	97 564	106 997

Current liabilities Million US dollar	31 December 2019	31 December 2018 restated

Secured bank loans	790	370
Commercial papers	1 599	1 142
Unsecured bank loans	135	22
Unsecured bond issues	2 532	2 626
Unsecured other loans	20	14
Lease liabilities	333	410
Current interest-bearing loans and borrowings	5 410	4 584

The current and non-current interest-bearing loans and borrowings amount to 103.0 billion US dollar as of 31 December 2019, compared to 111.6 billion US dollar as of 31 December 2018.

Commercial papers amount to 1.6 billion US dollar as of 31 December 2019 and include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

During 2019, Anheuser-Busch InBev Worldwide Inc. (ABIWW) and Anheuser-Busch InBev NV/SA (ABISA) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Interest rate

23 Jan 2019	ABIWW	23 Jan 2025	USD	2 500	4.150%
23 Jan 2019	ABIWW	23 Jan 2029	USD	4 250	4.750%
23 Jan 2019	ABIWW	23 Jan 2031	USD	750	4.900%
23 Jan 2019	ABIWW	23 Jan 2039	USD	2 000	5.450%
23 Jan 2019	ABIWW	23 Jan 2049	USD	4 000	5.550%
23 Jan 2019	ABIWW	23 Jan 2059	USD	2 000	5.800%
29 Mar 2019	ABISA	1 Jul 2027	EUR	1 250	1.125%
29 Mar 2019	ABISA	28 Mar 2031	EUR	1 000	1.650%

On 11 February 2019, the company completed the tender offers of twelve series of notes issued by Anheuser-Busch InBev Finance Inc. (ABIFI), Anheuser-Busch Companies LLC (ABC) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) and repurchased 16.3 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million US dollar)	Principal amount redeemed (in million US dollar)

11 Feb 2019	ABIFI	2.650% Notes due 2021	USD	4 968	2 519
11 Feb 2019	ABIFI	Floating Rate Notes due 2021	USD	500	189
11 Feb 2019	ABIWW	4.375% Notes due 2021	USD	500	215
11 Feb 2019	ABIWW	3.750% Notes due 2022	USD	2 350	1 101
11 Feb 2019	ABIWW	2.500% Notes due 2022	USD	3 000	1 296
11 Feb 2019	ABIFI	2.625% Notes due 2023	USD	1 250	607
11 Feb 2019	ABIFI	3.300% Notes due 2023	USD	6 000	2 886
11 Feb 2019	ABIWW	Floating Rate Notes due 2024	USD	500	271
11 Feb 2019	ABIWW	3.500% Notes due 2024	USD	1 500	846
11 Feb 2019	ABIFI	3.700% Notes due 2024	USD	1 400	535
11 Feb 2019	ABIFI	3.650% Notes due 2026	USD	2 445	812
11 Feb 2019	ABC	3.650% Notes due 2026	USD	8 555	5 064

Furthermore, in 2019, the company redeemed the outstanding principal amounts indicated in the table below of the following series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch InBev Worldwide Inc. (ABIWW):

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Aggregate principal amount outstanding (in millions)	Principal amount redeemed (in millions)

25 Apr 2019	ABISA	2.25% Notes due 2020	EUR	750	750
25 Apr 2019	ABIWW	3.750% Notes due 2022	USD	1 249	1 249
25 Apr 2019	ABIFI	3.300% Notes due 2023	USD	3 114	315
29 Oct 2019	ABISA	0.625% Notes due 2020	EUR	1 750	1 750
29 Oct 2019	ABIFI	2.650% Notes due 2021	USD	2 449	2 449
29 Oct 2019	ABIWW	2.500% Notes due 2022	USD	1 704	525
12 Nov 2019	ABIWW	2.500% Notes due 2022	USD	1 179	725

Terms and debt repayment schedule at 31 December 2019 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	861	790	14	14	16	27
Commercial papers	1 599	1 599	-	-	-	-
Unsecured bank loans	185	135	50	-	-	-
Unsecured bond issues	98 206	2 532	2 506	2 760	11 435	78 973
Unsecured other loans	98	21	13	8	4	52
Lease liabilities	2 025	333	290	198	225	979
	102 974	5 410	2 873	2 980	11 680	80 031

Terms and debt repayment schedule at 31 December 2018 Million US dollar (restated)	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	479	370	38	14	26	31
Commercial papers	1 142	1 142	-	-	-	-
Unsecured bank loans	108	22	-	86	-	-
Unsecured bond issues	107 796	2 626	5 259	8 039	17 180	74 692
Unsecured other loans	71	14	18	7	9	23
Lease liabilities	1 985	410	312	255	357	650
	111 581	4 584	5 627	8 401	17 572	75 396

Lease liabilities Million US dollar	2019 Payments	2019 Interests	2019 Principal	2018 Payments restated	2018 Interests restated	2018 Principal restated

Less than one year	404	71	333	508	98	410
Between one and two years	350	60	290	391	79	312
Between two and three years	243	45	198	325	70	255
Between three and five years	285	60	225	467	110	357
More than 5 years	1 056	77	979	900	250	650
	2 338	313	2 025	2 591	606	1 985

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors because it is one of the primary measures that AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 95.5 billion US dollar as of 31 December 2019, from 104.2 billion US dollar as of 31 December 2018 after restatement for adoption of IFRS 16 on lease accounting and inclusion of the lease liability. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (7.1 billion US dollar), the settlement of derivatives (0.8 billion US dollar increase of net debt), dividend payments to AB InBev’s shareholders (5.0 billion US dollar), foreign exchange impact on debt (0.4 billion US dollar) and the proceeds of the IPO of AB InBev’s Asia Pacific subsidiary (5.6 billion US dollar proceeds net of expenses).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	31 December 2019	31 December 2018 restated

Non-current interest-bearing loans and borrowings	97 564	106 997
Current interest-bearing loans and borrowings	5 410	4 584
Interest-bearing loans and borrowings	102 974	111 581

Bank overdrafts	68	114
Cash and cash equivalents	(7 238)	(7 074)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(146)	(268)
Debt securities (included within Investment securities)	(117)	(111)
Net debt	95 542	104 242

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	17 939	4 645
Payments on borrowings	(22 339)	(8 253)
Capitalization / (payment) of lease liabilities	420	(441)
Amortized cost	75	13
Unrealized foreign exchange effects	(538)	(39)
Current portion of long-term debt	(4 769)	4 769
Liabilities associated with assets held for sale	(69)	(15)
Other movements	(152)	147
Balance at 31 December 2019	97 564	5 410

Million US dollar (restated)	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2018	110 637	7 846
Proceeds from borrowings	15 111	2 672
Payments on borrowings	(13 925)	(8 564)
Capitalization / (payment) of lease liabilities	215	(423)
Amortized cost	47	17
Unrealized foreign exchange effects	(1 951)	(316)
Current portion of long-term debt	(3 114)	3 114
Other movements	(22)	238
Balance at 31 December 2018	106 997	4 584

25.	Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2019, contributions paid into defined contribution plans for the company amounted to 101m US dollar compared to 109m US dollar for 2018.

DEFINED BENEFIT PLANS

During 2019, the company contributed to 82 defined benefit plans, of which 61 are retirement or leaving service plans, 17 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 161m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2019, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 834m US dollar as of 31 December 2019 compared to 2 665m US dollar as of 31 December 2018. In 2019, the fair value of the plan assets increased by 383m US dollar and the defined benefit obligations increased by 575m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in discount rates and unfavorable foreign exchange movements.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2019	2018

Present value of funded obligations	(7 333)	(6 762)
Fair value of plan assets	5 442	5 059
Present value of net obligations for funded plans	(1 891)	(1 703)
Present value of unfunded obligations	(810)	(806)
Present value of net obligations	(2 701)	(2 509)

Unrecognized asset	(74)	(77)
Net liability	(2 775)	(2 586)

Other long-term employee benefits	(59)	(79)
Total employee benefits	(2 834)	(2 665)

Employee benefits amounts in the balance sheet:
Liabilities	(2 848)	(2 681)
Assets	14	16
Net liability	(2 834)	(2 665)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2019	2018

Defined benefit obligation at 1 January	(7 568)	(8 410)
Current service costs	(67)	(72)
Interest cost	(326)	(322)
Past service gain/(cost)	(9)	(3)
Settlements	109	45
Benefits paid	596	493
Contribution by plan participants	(2)	(3)
Actuarial gains/(losses) – demographic assumptions	61	27
Actuarial gains/(losses) – financial assumptions	(912)	350
Experience adjustments	29	14
Exchange differences	(86)	313
Transfers and other movements	32	-
Defined benefit obligation at 31 December	(8 143)	(7 568)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.7 billion US dollar relating to active employees, 1.7 billion US dollar relating to deferred members and 4.8 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2019	2018

Fair value of plan assets at 1 January	5 059	5 623
Interest income	218	225
Administration costs	(23)	(14)
Return on plan assets exceeding interest income	579	(333)
Contributions by AB InBev	294	307
Contributions by plan participants	2	3
Benefits paid net of administration costs	(596)	(493)
Assets distributed on settlements	(107)	(45)
Exchange differences	46	(214)
Transfers and other movements	(30)	-
Fair value of plan assets at 31 December	5 442	5 059

Actual return on plans assets amounted to a gain of 797m US dollar in 2019 compared to a loss of 108m US dollar in 2018.

The changes in the unrecognized asset are as follows:

Million US dollar	2019	2018

Irrecoverable surplus impact at 1 January	(77)	(111)
Interest expense	(7)	(10)
Changes excluding amounts included in interest expense	9	44
Irrecoverable surplus impact at 31 December	(74)	(77)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2019	2018

Current service costs	(67)	(72)
Administration costs	(23)	(14)
Past service cost due to plan amendments and curtailments	66	(3)
(Losses)/gains due to experience and demographic assumption changes	1	3
Profit from operations	(23)	(86)
Net finance cost	(114)	(107)
Total employee benefit expense	(137)	(193)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2019	2018

Cost of sales	(17)	(26)
Distribution expenses	(5)	(11)
Sales and marketing expenses	(4)	(16)
Administrative expenses	3	(28)
Other operating (expense)/income	-	(6)
Non-recurring items	-	1
Net finance cost	(114)	(107)
	(137)	(193)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2019
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	3.3%	3.1%	7.5%	7.2%	2.0%	3.3%
Price inflation	2.5%	2.0%	3.5%	3.8%	3.1%	2.7%
Future salary increases	-	1.0%	4.3%	7.4%-5.4%	-	3.8%
Future pension increases	-	2.0%	3.5%	3.8%	2.9%	2.7%
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.4%	-	6.6%-6.1%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

	2018
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.3%	3.9%	9.0%	8.9%	2.8%	4.3%
Price inflation	2.5%	2.0%	3.5%	4.0%	3.4%	2.7%
Future salary increases	-	1.0%	4.3%	7.6%-5.6%	-	3.8%
Future pension increases	-	2.0%	3.5%	4.0%	3.0%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.6%	-	6.8%-6.0%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation is 13.8 years (2018: 13.3 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2019
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(523)	565
Price inflation	0.5%	171	(182)
Future salary increase	0.5%	32	(30)
Medical cost trend rate	1.0%	45	(39)
Longevity	One year	251	(252)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2019			2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total

Government bonds	33%	-	33%	32%	-	32%
Corporate bonds	35%	-	35%	36%	-	36%
Equity instruments	23%	-	23%	22%	-	22%
Property	-	4%	4%	-	4%	4%
Insurance contracts and others	4%	1%	5%	4%	2%	6%
	95%	5%	100%	94%	6%	100%

AB InBev expects to contribute approximately 325m US dollar for its funded defined benefit plans and 81m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2020.

26.	Share-based payments[1]

Different share and share option programs allow the company’s senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors), and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at the grant date, using a binomial Hull model, which has been modified to reflect the IFRS 2 share-based payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All of the company’s share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 340m US dollar for the year 2019, as compared to 353m US dollar for the year 2018.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2019, AB InBev issued 1.6m of matching restricted stock units in relation to bonus granted to company employees and management (2018: 1.5m of matching restricted stock units). These matching restricted stock units are valued at the share price at the grant date, and representing a fair value of approximately 153m US dollar and cliff vest after five years (2018: 158m US dollar).

Restricted Stock Units Plan for Directors

Since the annual shareholder meeting of 24 April 2019, the share-based portion of the remuneration of the directors of the company has been granted in the form of restricted stock units and will no longer be granted in the form of stock options as was previously the case. Such restricted stock units vest after 5 years and, upon vesting, entitle their holders to one AB InBev share per restricted stock unit.

During 2019, approximately 0.1m restricted stock units were granted to directors with an estimated fair value of 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2019, AB InBev issued 8.1m LTI stock options with an estimated fair value of 91m US dollar (2018: 7.2m LTI stock options with an estimated fair value of 102m US dollar). Out of these, 0.4m stock options were granted to members of the Executive Committee.

Performance related incentive plan for Disruptive Growth Function (ZX Ventures)

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives such as e.g. e-commerce, adjacencies, mobile, craft and branded experiences such as brew pubs.

During 2019, approximately 3.8m performance units were granted to senior management of the Disruptive Growth Function (2018: 2.7m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area.

These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, 0.9m restricted stock units with an estimated fair value of 74m US dollar were granted under this program to a selected number of employees (2018: 2.3m restricted stock units with an estimated fair value of 184m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev, in order to provide a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, with the first series of the restricted stock units vesting after five years, and the second series vesting after ten years. Alternatively, under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first series and 5 years for the second series of the restricted stock units. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to

1 Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

purchase one existing AB InBev share. During 2019, approximately 0.1m restricted stock units were granted with an estimated fair value of 2m US dollar (2018: 0.4m stock options with an estimated fair value of 35m US dollar).

A third program allows certain employees to purchase company shares at a discount and is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2018: 0.1m shares for the equivalent of 1m US dollar).

In 2018, a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the vesting of the Performance RSUs will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test is achieved or the vesting date. In 2019, no new Performance RSUs were granted under this program (2018: 0.5 m shares for the equivalent of 46m US dollar).

In order to maintain the consistency of benefits granted to executives and to encourage the international mobility of executives, an option exchange program can be executed whereby unvested options are exchanged for restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2019, no options were exchanged for ordinary blocked shares (2018: nil).

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2019, the vesting of 0.1m stock options and restricted stock units was accelerated under this program for members of the senior management (2018: 0.3m options).

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2019 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2019	2018	2017

Fair value of options granted	11.79	16.92	19.94
Share price	78.46	98.66	117.77
Exercise price	78.46	98.66	117.77
Expected volatility	23%	23%	23%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.43%	0.39%	0.72%

Expected volatility is based on historical volatility calculated over 10-years period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2019	2018	2017

Options outstanding at 1 January	92.6	93.0	64.9
Options issued during the year	13.8	5.2	35.0
Options exercised during the year	(10.7)	(1.7)	(3.0)
Options forfeited during the year	(7.0)	(4.0)	(3.9)
Options outstanding at the end of December	88.7	92.6	93.0

The range of exercise prices of the outstanding options is between 10.32 euro (11.59 US dollar)1 and 121.95 euro (137.00 US dollar) while the weighted average remaining contractual life is 8.64 years.

Of the 88.7m outstanding options 18.6m are vested at 31 December 2019.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2019	2018	2017

Options outstanding at 1 January	94.74	98.32	76.25
Granted during the year	83.33	104.77	117.24
Exercised during the year	29.27	44.96	38.94
Forfeited during the year	108.44	113.19	108.26
Outstanding at the end of December	79.66	94.74	98.32
Exercisable at the end of December	65.33	21.40	59.66

For share options exercised during 2019, the weighted average share price at the date of exercise was 78.24 euro (87.89 US dollar).

1 Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2019	2018	2017

Restricted stock units outstanding at 1 January	6.0	5.4	5.8
Restricted stock units issued during the year	5.5	2.3	0.7
Restricted stock units exercised during the year	(1.0)	(0.5)	(0.7)
Restricted stock units forfeited during the year	(0.7)	(1.2)	(0.4)
Restricted stock units outstanding at the end of December	9.9	6.0	5.4

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.2m deferred stock units in 2019 with an estimated fair value of 1m US dollar (2018: 4m deferred stock units in 2018 with an estimated fair value of 2m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 11.8m restricted stock units in 2019 with an estimated fair value of 54m US dollar (2018: 13.1m restricted stock units with an estimated fair value of 66m US dollar).

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Ambev granted 24.6m LTI stock options with an estimated fair value of 28m US dollar (2018: 19.5m LTI stock options with an estimated fair value of 30m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2019 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2019	2018	2017

Fair value of options granted	1.12	1.47	1.97
Share price	4.38	4.66	5.99
Exercise price	4.38	4.66	5.99
Expected volatility	24%	26%	27%
Expected dividends	0.00% -5.00%	0.00% -5.00%	0.00% - 5.00%
Risk-free interest rate	7.8%	9.6%	10.10%

The total number of outstanding Ambev options developed as follows:

Million options	2019	2018	2017

Options outstanding at 1 January	141.3	135.2	131.3
Options issued during the year	24.6	19.9	20.4
Options exercised during the year	(7.8)	(10.0)	(13.5)
Options forfeited during the year	(16.3)	(3.8)	(2.9)
Options outstanding at the end of December	141.8	141.3	135.2

The range of exercise prices of the outstanding options is between 0.001 Brazilian real (0.00 US dollar) and 34.37 Brazilian real (8.53 US dollar) while the weighted average remaining contractual life is 6.33 years.

Of the 141.8m outstanding options 46.6m options are vested at 31 December 2019.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2019	2018	2017

Options outstanding at 1 January	4.17	3.94	4.19
Granted during the year	4.48	4.66	5.99
Exercised during the year	2.25	1.93	1.76
Forfeited during the year	5.27	4.79	5.41
Outstanding at the end of December	4.60	4.17	4.92
Exercisable at the end of December	4.74	0.58	1.14

For share options exercised during 2019, the weighted average share price at the date of exercise was 18.68 Brazilian real (4.63 US dollar).

1 Amounts have been converted to US dollar at the closing rate of the respective period.

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2019	2018	2017

Restricted stock units outstanding at 1 January	25.0	16.3	19.3
Restricted stock units issued during the year	12.0	13.5	0.8
Restricted stock units vested during the year	(4.2)	(3.7)	(2.9)
Restricted stock units forfeited during the year	(1.1)	(1.1)	(0.9)
Restricted stock units outstanding at the end of December	31.7	25.0	16.3

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively. In 2019, Ambev did not issue any share appreciation rights.

During 2019, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (2018: 0.1m AB InBev shares) at a discount of 16.66% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2018: 1m US dollar) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

BUD APAC SHARE-BASED COMPENSATION PROGRAM

In December 2019, Budweiser APAC setup a new long term incentive plan in which senior employees are eligible for an annual long-term incentive to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2019, Budweiser APAC granted 9m stock options with an estimated fair value of 10m US dollar.

Additionally, Budweiser APAC setup a new discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g. as a special retention incentive. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In 2019, 4m restricted stock units with an estimated fair value of 13m US dollar were granted under this program to a selected number of employees.

27.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2019	130	1 077	711	1 918
Effect of changes in foreign exchange rates	(2)	(13)	-	(15)
Provisions made	69	234	2	305
Provisions used	(78)	(128)	(293)	(499)
Provisions reversed	(16)	(92)	(38)	(146)
Other movements	-	(642)	(10)	(652)
Balance at 31 December 2019	103	436	372	911

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

In 2016, the European Commission announced an investigation into the alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018. On 13 May 2019, the European Commission announced that it had fined AB InBev a total of 200m euro (226m US dollar) for breaching EU antitrust rules. The fine was paid in August 2019.

Effective 1 January 2019, AB InBev adopted IFRIC 23 Uncertainty over Income Tax Treatments and has elected to apply IFRIC 23 retrospectively. The cumulative effect of the interpretation was recognized at the date of initial application and the company has not restated comparative periods in the year of initial application. AB InBev reviewed the income tax treatments in order to determine whether the interpretation could have an impact on the consolidated financial statements. In that respect, as at 31 December 2019, the company reclassified 573m US dollar of its existing income tax provisions into income tax liabilities, consistently with the current discussions held at the IFRS Interpretation Committee, which concluded that an entity is required to present assets and liabilities for uncertain tax treatments as current tax assets/liabilities or deferred tax assets/liabilities.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	103	39	22	23	19

Indirect taxes	107	11	37	8	51
Labor	133	30	18	77	8
Commercial	20	8	10	1	1
Environmental	1	1	-	-	-
Excise duties	12	-	10	2	-
Other disputes	163	53	98	12	-
Disputes	436	103	173	100	60

Other provisions	372	68	134	170	-
Total provisions	911	210	329	293	79

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in South Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation.

28.	Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2019	31 December 2018

Indirect taxes payable	174	194
Trade payables	237	238
Deferred consideration on acquisitions	1 418	1 247
Other payables	113	138
Non-current trade and other payables	1 943	1 816

CURRENT TRADE AND OTHER PAYABLES
Million US dollar	31 December 2019	31 December 2018

Trade payables and accrued expenses	15 876	15 512
Payroll and social security payables	736	900
Indirect taxes payable	2 708	2 633
Interest payable	1 679	1 616
Consigned packaging	1 106	1 093
Dividends payable	338	331
Deferred income	21	32
Deferred consideration on acquisitions	221	163
Other payables	179	289
Current trade and other payables	22 864	22 568

As at 31 December 2019, deferred consideration on acquisitions is mainly comprised of 0.7 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”).

29.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	31 December 2019	31 December 2018

Debt instruments at amortized cost
Trade and other receivables	5 444	6 298

Debt instruments at fair value through OCI
Unquoted debt	25	24

Debt instruments at fair value through profit or loss
Quoted debt	91	87

Equity instruments at fair value through OCI
Unquoted companies	85	84

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	17	-
Interest rate swaps	18	9
Cross currency interest rate swaps	157	32
Other derivatives	-	20

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	112	191
Foreign currency futures	7	-

Commodities	52	54

	6 009	6 799

Of which:
Non-current	883	1 068
Current	5 126	5 731

1 Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	31 December 2019	31 December 2018 restated

Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	3 146	4 816
Cross currency interest rate swaps	140	387
Other derivatives	156	456

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	435	132
Cross currency interest rate swaps	35	103
Interest rate swaps	4	56
Commodities	97	273
Equity swaps	31	61
Other derivatives	107	56

Financial liabilities at amortized cost

Trade and other payables	21 189	20 658

Non-current interest-bearing loans and borrowings:
Secured bank loans	71	109
Unsecured bank loans	50	86
Unsecured bond issues	95 674	105 170
Unsecured other loans	77	57
Lease liabilities	1 692	1 575

Current interest-bearing loans and borrowings:
Secured bank loans	790	370
Unsecured bank loans	135	22
Unsecured bond issues	2 532	2 626
Unsecured other loans	20	14
Commercial paper	1 599	1 142
Bank overdrafts	68	114
Lease liabilities	333	410

	128 381	138 693
Of which:
Non-current	99 684	109 385
Current	28 696	29 308

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

AB InBev’s primarily uses the following derivative instruments: foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at year-end by maturity bucket.

	31 December 2019					31 December 2018
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	21 216	36	-	-	-	11 423	190	-	-	-
Foreign currency futures	1 359	723	-	-	-	648	-	-	-	-

Interest rate
Interest rate swaps	750	-	1 500	1 000	-	2 250	750	28	1 873	36
Cross currency interest rate swaps	15	513	5 445	500	668	1 807	51	16	6 464	681
Other interest rate derivatives	-	-	-	-	565	4	-	-	-	565

Commodities
Aluminum swaps	1 411	22	-	-	-	1 597	73	-	-	-
Other commodity derivatives	771	20	-	-	-	1 241	32	-	-	-

Equity
Equity derivatives	11 638	-	-	-	-	11 347	-	-	-	-

FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk the company uses mainly foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON THE DISPOSAL OF AUSTRALIAN OPERATIONS

During 2019, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against the exposure to changes in the US dollar against the proceeds denominated in Australian dollar. These derivatives qualify for cash flow hedge accounting under IFRS 9. As of 31 December 19, 22m US dollar positive mark-to-market adjustment (including 219m US dollars mark-to-market received in cash) related to this hedging is recognized under cash flow hedge reserve. Once the disposal is completed, the effective component of the hedge will adjust the results on disposal of subsidiaries.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2019			31 December 2018
	Total	Total	Open	Total	Total	Open
Million US dollar	exposure	hedges	position	exposure	hedges	position

Euro/Canadian dollar	(52)	39	(13)	(39)	39	-
Euro/Mexican peso	(151)	156	5	(187)	182	(5)
Euro/Pound sterling	(126)	124	(2)	(239)	213	(26)
Euro/South African rand	(99)	95	(4)	(90)	52	(38)
Euro/South Korean won	(49)	46	(3)	(51)	59	8
Euro/US dollar	(409)	337	(72)	(415)	404	(11)
Mexican peso/Chinese yuan	-	-	-	(216)	199	(17)
Mexican peso/Euro	(178)	161	(17)	(300)	301	1
Pound sterling/Euro	(39)	40	1	(34)	34	-
US dollar/Argentinian peso	(531)	510	(21)	(573)	484	(89)
US dollar/Australian dollar	(216)	204	(12)	(209)	209	-
US dollar/Bolivian boliviano	(69)	70	1	(76)	76	-
US dollar/Brazilian real	(1 443)	1 447	4	(1 303)	1 223	(80)
US dollar/Canadian dollar	(287)	295	8	(362)	286	(76)
US dollar/Chilean peso	(109)	102	(7)	(156)	155	1
US dollar/Chinese yuan	(230)	191	(39)	(201)	249	48
US dollar/Colombian peso	(278)	272	(6)	(287)	219	(68)
US dollar/Euro	(108)	113	5	(80)	78	(2)
US dollar/Mexican peso	(1 105)	903	(202)	(1 151)	1 082	(69)
US dollar/Paraguayan guarani	(124)	130	6	(177)	166	(11)
US dollar/Peruvian nuevo sol	(243)	205	(38)	(157)	149	(8)
US dollar/South African rand	(28)	31	3	(80)	83	3
US dollar/South Korean won	(88)	99	11	(114)	128	14
US dollar/Uruguayan peso	(41)	41	-	(40)	41	1
Others	(317)	250	(67)	(321)	264	(57)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed through the use of derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Mexican peso, Chinese yuan and Peruvian nuevo sol against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2019
	Closing rate 31 December 2019	Possible closing rate[1]	Volatility of rates in %

Euro/Mexican peso	21.17	19.28 – 23.06	8.92%
Euro/Pound sterling	0.85	0.79 – 0.91	7.35%
Euro/South Korean won	1 297.02	1 216.94 – 1 377.10	6.17%
Euro/US dollar	1.12	1.07 – 1.18	4.69%
Pound sterling/US dollar	1.32	1.21 – 1.43	8.08%
US dollar/Australian dollar	1.42	1.33 – 1.52	6.70%
US dollar/Chinese yuan	6.96	6.62 – 7.30	4.86%
US dollar/Colombian peso	3 272.63	2 935.33 – 3 609.92	10.31%
US dollar/Euro	0.89	0.85 – 0.93	4.69%
US dollar/Mexican peso	18.85	17.25 – 20.44	8.48%
US dollar/Nigerian naira	362.59	350.58 – 374.60	3.31%
US dollar/Peruvian nuevo sol	3.32	3.17 – 3.47	4.50%
US dollar/South African rand	14.04	12.26 – 15.83	12.74%
US dollar/South Korean won	1 154.55	1 064.67 – 1 244.42	7.78%
US dollar/Tanzanian shilling	2 300.14	2 186.57 – 2 413.71	4.94%
US dollar/Zambian kwacha	14.02	11.24 – 16.81	19.85%

	2018
	Closing rate 31 December 2018	Possible closing rate[2]	Volatility of rates in %

Euro/Mexican peso	22.54	19.21 – 25.86	14.75%
Euro/Pound sterling	0.89	0.84 – 0.95	6.03%
Euro/South Korean won	1 277.14	1 181.98 – 1 372.3	7.45%
Euro/US dollar	1.15	1.06 – 1.23	7.32%
Pound sterling/US dollar	1.28	1.17 – 1.39	8.45%
US dollar/Australian dollar	1.42	1.30 – 1.54	8.50%
US dollar/Chinese yuan	6.88	6.57 – 7.18	4.45%
US dollar/Colombian peso	3 246.70	2 868.9 – 3 624.5	11.64%
US dollar/Euro	0.87	0.81 – 0.94	7.32%
US dollar/Mexican peso	19.68	17.12 – 22.24	13.00%
US dollar/Nigerian naira	362.54	354.9 – 370.18	2.11%
US dollar/Peruvian nuevo sol	3.37	3.24 – 3.50	3.90%
US dollar/South African rand	14.37	11.96 – 16.79	16.82%
US dollar/South Korean won	1 115.40	1 029.1 – 1 201.71	7.74%
US dollar/Tanzanian shilling	2 298.32	2 211.95 – 2 384.69	3.76%
US dollar/Zambian kwacha	11.88	10.28 – 13.47	13.41%

Had the Mexican peso, Chinese yuan, Peruvian nuevo sol and South Korean won weakened/strengthened during 2019 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2019 impact on consolidated profit before taxes from continuing operations would have been approximately 35m US dollar (76m US dollar in 2018) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2019, shows a positive/negative pre-tax impact on equity reserves of 548m US dollar (587m US dollar in 2018).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

As of 31 December 2019, designated derivative and non-derivative financial instruments in net investment hedges amount to 15 522m US dollar equivalent (31 December 2018: 9 773m US dollar) in Holding companies and approximately 732m US dollar equivalent at Ambev level (31 December 2018: 632m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won and US dollar functional currencies.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2019	2018 restated

Economic hedges	6	(210)
Other results - not hedged	(186)	230
	(180)	19

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2019 and 2018, Ambev invested in highly liquid Brazilian real denominated government debt securities. The company also entered into interest rate future contracts in order to offset the Brazilian real interest rate exposure of these government bonds. Both instruments are measured at fair value with changes recorded into profit or loss and no hedge accounting is required.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

31 December 2019	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	1.87%	210	1.87%	210
Brazilian real	9.33%	43	9.33%	43
Euro	0.08%	4 214	0.08%	4 214
US dollar	2.36%	1 749	2.85%	4 269
Other	9.82%	225	4.46%	954
		6 441		9 690

Fixed rate
Australian dollar	3.71%	1 647	3.71%	1 647
Brazilian real	9.00%	544	9.00%	544
Canadian dollar	3.16%	2 055	3.16%	2 055
Euro	1.82%	25 346	1.82%	29 338
Pound sterling	3.82%	4 373	3.79%	3 713
South Korean won	3.37%	15	2.46%	1 015
US dollar	4.83%	62 205	5.02%	54 551
Other	7.31%	416	6.95%	489
		96 601		93 352

31 December 2018	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar Restated	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709
		5 711		7 038

Fixed rate
Australian dollar	3.22%	1 951	3.22%	1 951
Brazilian real	11.51%	525	12.13%	453
Canadian dollar	3.23%	1 942	3.23%	1 942
Euro	1.80%	28 217	1.65%	36 044
Pound sterling	3.82%	4 218	3.79%	3 586
South Korean won	-	-	2.45%	1 000
US dollar	4.28%	68 820	4.66%	59 370
Other	8.43%	311	8.43%	311
		105 984		104 656

At 31 December 2019, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 68m US dollar (31 December 2018: 114m US dollar).

As disclosed in the above table, 9 690m US dollar or 9.41% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2019
	Interest rate 31 December 2019[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	4.42%	3.32% - 5.52%	24.88%
Euro	-	-	6.43%
US dollar	1.91%	1.51% - 2.30%	20.66%

	2018
	Interest rate 31 December 2018[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	6.44%	6.12% - 6.76%	5.00%
Canadian dollar	2.29%	2.15% - 2.42%	5.91%
Euro	-	-	2.45%
US dollar	2.78%	2.61% - 2.94%	5.97%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2019, with all other variables held constant, 2019 interest expense would have been 16m US dollar higher/lower (2018: 8m US dollar). This effect would be more than offset by (22m) US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2018: (60)m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2019	2018 restated

Financial liabilities measured at amortized cost – not hedged	(4 264)	(4 053)
Fair value hedges	(46)	(76)
Cash flow hedges	15	21
Net investment hedges - hedging instruments (interest component)	2	35
Economic hedges	129	100
	(4 164)	(3 973)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as at 31 December 2019 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	2019	2018

Aluminum swaps	1 449	1 670
Exchange traded sugar futures	54	62
Natural gas and energy derivatives	256	313
Corn swaps	195	196
Exchange traded wheat futures	20	424
Rice swaps	328	194
Plastic derivatives	59	84
	2 360	2 943

1 Applicable 3-month InterBank Offered Rates as of 31 December 2019 and as of 31 December 2018.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019 and at December 2018. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2019 profits as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2019 and 2018, would have on the equity reserves.

	2019
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	21.78%	312	(312)
Sugar	29.73%	16	(16)
Wheat	30.30%	6	(6)
Energy	25.86%	66	(66)
Rice	22.64%	47	(47)
Corn	21.74%	42	(42)
Plastic	24.03%	14	(14)

	2018
	Volatility of prices in %[2]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	22.16%	370	(370)
Sugar	29.60%	18	(18)
Wheat	29.31%	124	(124)
Energy	23.83%	74	(74)
Rice	22.08%	43	(43)
Corn	23.85%	47	(47)
Plastic	20.54%	17	(17)

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when such risk could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 31 December 2019, an exposure for an equivalent of 99.5m of AB InBev shares was hedged, resulting in a total gain of 1.8 billion US dollar recognized in the profit or loss account for the period, of which 898m US dollar related to the company’s share-based payment programs, 445m US dollar and 433m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 25.20% (2018: 22.03%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 2 066m US dollar positive/negative impact on the 2019 profit before tax (2018: 1 345m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2019 to be limited.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2019			2018
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Investment in unquoted companies	92	(7)	85	91	(7)	84
Investment in debt securities	117	-	117	111	-	111
Trade receivables	4 219	(173)	4 046	4 400	(160)	4 240
Cash deposits for guarantees	219	-	219	197	-	197
Loans to customers	177	-	177	188	-	188
Other receivables	1 666	(103)	1 563	2 359	(106)	2 253
Derivatives	362	-	362	307	-	307
Cash and cash equivalents	7 238	-	7 238	7 074	-	7 074
	14 090	(283)	13 807	14 727	(273)	14 454

There was no significant concentration of credit risks with any single counterparty per 31 December 2019 and no single customer represented more than 10% of the total revenue of the group in 2019.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2019
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total

Balance at 1 January	(160)	-	(7)	(106)	(273)
Impairment losses	(51)	-	-	(30)	(81)
Derecognition	26	-	-	31	57
Currency translation and other	12	-	-	2	14
Balance at 31 December	(173)	-	(7)	(103)	(283)

	2018
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total

Balance at 1 January	(194)	-	(7)	(117)	(318)
Impairment losses	(40)	-	-	(3)	(43)
Derecognition	29	-	-	6	35
Currency translation and other	44	-	-	9	53
Balance at 31 December	(160)	-	(7)	(106)	(273)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditures;

●	Investments in companies;

●	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(861)	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1 599)	(1 599)	(1 599)	-	-	-	-
Unsecured bank loans	(185)	(188)	(140)	(47)	(1)	-	-
Unsecured bond issues	(98 206)	(165 424)	(5 513)	(6 415)	(6 518)	(18 605)	(128 373)
Unsecured other loans	(98)	(131)	(27)	(17)	(9)	(5)	(73)
Lease liabilities	(2 025)	(2 338)	(404)	(350)	(243)	(285)	(1 056)
Bank overdraft	(68)	(68)	(68)	-	-	-	-
Trade and other payables	(24 806)	(25 152)	(22 861)	(1 227)	(472)	(165)	(427)
	(127 848)	(195 790)	(31 407)	(8 074)	(7 261)	(19 082)	(129 966)

Derivative financial liabilities
Interest rate derivatives	(102)	(103)	(7)	(1)	(1)	3	(97)
Foreign exchange derivatives	(600)	(600)	(600)	-	-	-	-
Cross currency interest rate swaps	(175)	(187)	75	(285)	6	75	(58)
Commodity derivatives	(97)	(97)	(97)	-	-	-	-
Equity derivatives	(3 177)	(3 177)	(3 177)	-	-	-
	(4 151)	(4 164)	(3 806)	(286)	5	78	(155)

Of which: related to cash flow hedges	(448)	(448)	(408)	5	3	5	(53)

	31 December 2018 restated
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(32)
Commercial papers	(1 142)	(1 142)	(1 142)	-	-	-	-
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	-	-
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(45)
Lease liabilities	(1 985)	(2 591)	(508)	(391)	(325)	(467)	(900)
Bank overdraft	(114)	(114)	(114)	-	-	-	-
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(512)
	(136 040)	(195 289)	(31 166)	(9 864)	(13 144)	(24 511)	(116 604)

Derivative financial liabilities
Interest rate derivatives	(112)	(142)	(125)	(19)	(13)	15	-
Foreign exchange derivatives	(589)	(589)	(589)	-	-	-	-
Cross currency interest rate swaps	(489)	(515)	(29)	72	71	(550)	(79)
Commodity derivatives	(273)	(273)	(273)	-	-	-	-
Equity derivatives	(4 877)	(4 877)	(4 877)	-	-	-	-
	(6 340)	(6 396)	(5 893)	53	58	(535)	(79)

Of which: related to cash flow hedges	(486)	(490)	(416)	2	1	2	(79)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. The management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2019	31 December 2018	31 December 2019	31 December 2018	31 December 2019	31 December 2018

Foreign currency
Forward exchange contracts	112	191	(590)	(586)	(478)	(395)
Foreign currency futures	7	7	(9)	(3)	(2)	4

Interest rate
Interest rate swaps	18	9	(6)	(27)	12	(18)
Cross currency interest rate swaps	157	32	(175)	(489)	(18)	(457)
Other interest rate derivatives	-	20	(97)	(86)	(97)	(66)

Commodities
Aluminum swaps	15	23	(61)	(172)	(46)	(149)
Sugar futures	2	-	(2)	(8)	-	(8)
Wheat futures	14	13	(9)	(11)	5	2
Energy	8	4	(11)	(54)	(3)	(50)
Other commodity derivatives	13	8	(14)	(28)	(1)	(20)

Equity
Equity derivatives	17	-	(3 177)	(4 877)	(3 160)	(4 877)

	362	307	(4 151)	(6 340)	(3 789)	(6 033)
Of which:
Non-current	132	10	(352)	(805)	(220)	(795)
Current	230	297	(3 799)	(5 535)	(3 569)	(5 238)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized at the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities Million US dollar	2019 Carrying amount[1]	2019 Fair value	2018 restated Carrying amount[1]	2018 restated Fair value
Fixed rate
Australian dollar	(1 647)	(1 748)	(1 951)	(1 977)
Brazilian real	(544)	(542)	(525)	(525)
Canadian dollar	(2 055)	(2 046)	(1 942)	(1 855)
Euro	(25 346)	(30 365)	(28 217)	(27 551)
Pound sterling	(4 373)	(4 816)	(4 218)	(4 365)
US dollar	(62 205)	(74 035)	(68 820)	(66 123)
Other	(431)	(431)	(311)	(311)
	(96 601)	(113 983)	(105 984)	(102 707)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	2	9	-
Derivatives at fair value through profit and loss	-	119	-
Derivatives in a cash flow hedge relationship	17	153	-
Derivatives in a fair value hedge relationship	-	19	-
Derivatives in a net investment hedge relationship	-	54	-
	19	354
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 639
Derivatives at fair value through profit and loss	-	3 441	-
Derivatives in a cash flow hedge relationship	21	586	-
Derivatives in a fair value hedge relationship	-	103	-
	21	4 130	1 639

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	3	9	-
Derivatives at fair value through profit and loss	-	67	-
Derivatives in a cash flow hedge relationship	7	225	-
Derivatives in a fair value hedge relationship	-	33	-
Derivatives in a net investment hedge relationship	-	14	-
	10	348	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 409
Derivatives at fair value through profit and loss	-	5 699	-
Derivatives in a cash flow hedge relationship	18	507	-
Derivatives in a fair value hedge relationship	-	125	-
Derivatives in a net investment hedge relationship	-	31	-
	18	6 362	1 409

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2019, the put option on the remaining shares held by ELJ was valued at 0.7 billion US dollar (31 December 2018: 0.6 billion US dollar after the exercise of the put option by ELJ) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above. The fair value of such deferred consideration is calculated using present value techniques, namely by discounting futures cash flows at the appropriate rate.

HEDGING RESERVES

The company’s hedging reserves disclosed in Note 23 relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2019	480	(60)	76	494
Change in fair value of hedging instrument recognized in OCI	92	16	-	107
Reclassified to profit or loss / cost of inventory	(398)	162	32	(204)
Deferred tax	-	-	-	-
As per 31 December 2019	174	117	107	397

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves

As per 1 January 2018	559	(20)	47	586
Change in fair value of hedging instrument recognized in OCI	262	97	-	358
Reclassified to profit or loss / cost of inventory	(341)	(137)	26	(452)
Deferred tax	-	-	2	2
As per 31 December 2018	480	(60)	76	494

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	362	362	(352)	10
Derivative liabilities	(4 151)	(4 151)	352	(3 799)

	31 December 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

30. Operating leases

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. The following table sets out the maturity analysis of the non-cancelable lease payments, showing the undiscounted lease payments to be received:

Million US dollar	31 December 2019	31 December 2018 restated

Within one year	155	152
Between one and five years	518	460
After five years	215	217
Total	888	829

In 2019, 152m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2018: 133m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	2019	2018 restated

Collateral given for own liabilities	372	404
Contractual commitments to purchase property, plant and equipment	457	416
Contractual commitments to acquire loans to customers	151	171
Other commitments	1 911	1 973

The collateral given for own liabilities of 372m US dollar at 31 December 2019 contains 219m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (153m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 457m US dollar at 31 December 2019.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 151m US dollar at 31 December 2019.

As at 31 December 2019, the following M&A related commitments existed:

●

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2019, the put option for the remaining shares held by ELJ was valued 732 million US dollar (2018: 632 million US dollar). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

●

Upon the combination with SAB, AB InBev maintained South African Breweries’ Zenzele share-scheme which supports broad-based black economic empowerment (B-BBEE) and provides opportunities for black South Africans (including employees and SAB retailers) to participate as shareholders. The Zenzele share-scheme originally implemented by SAB in 2010, was amended at the time of the SAB combination and will expire in April 2020. The obligations that arise under the Zenzele share-scheme upon its expiration will be settled using AB InBev Treasury shares. The obligation is estimated to be approximately 9.8 billion ZAR (0.7 billion USD1). The number of AB InBev shares required to settle the obligation will depend on the AB InBev share price and ZAR to Euro exchange rate at the time of the settlement. The settlement would be equivalent to 8.5 million AB InBev shares assuming AB InBev share price and the ZAR Euro exchange rate as at 31 December 2019[2].

●

As part of the SAB transaction, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity in 2020 of SAB’s current Zenzele Scheme. In order to create the new B-BBEE scheme the following steps will be undertaken:

◾	The new scheme will be implemented through the listing of a NewCo (which will be called Zenzele Kabili) on the Johannesburg Stock Exchange B-BBEE Exchange;
◾	The NewCo will hold unencumbered AB InBev shares;
◾	Existing Zenzele participants (employees, retailers and the SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into the Newco;
◾	A new Employee Share Plan, funded by AB InBev, will subscribe for NewCo shares.

●

The new scheme is estimated to require 4.4 billion ZAR (0.3 billion USD1) in facilitation and notional vendor funding. The settlement would be equivalent to 3.8 million AB InBev shares assuming AB InBev share price and the ZAR Euro exchange rate as at 31 December 2019[2] and it will be funded with AB InBev Treasury shares. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

Other commitments amount to 1 911m US dollar at 31 December 2019 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 30 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2019, 28.9 million loaned securities were used to fulfil stock option plan commitments.

1 Converted at the December 2019 closing rate.

2 Assuming the December 2019 closing share price of 72.71 euro per share and 31 December 2019 ZAR per Euro exchange rate of 15.777300.

32.	Contingencies[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2019, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2019	31 December 2018

Income tax and social contribution	10 781	9 773
Value-added and excise taxes	5 514	6 166
Other taxes	1 018	1 434
	17 313	17 373

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

As of 31 December 2019, Ambev management estimates the exposure of approximately 7.2 billion Brazilian real (1.8 billion US dollar) as a possible risk and approximately 52m Brazilian real (13m US dollar) as a probable loss.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction which was granted to Ambev to suspend enforceability. Regarding the portion of the decision subject to review at the administrative level, in August 2019 the Upper Administrative House rendered a partially favorable decision to Ambev. Ambev is awaiting the issuance of the decision in order to file the applicable appeal.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In May 2019, Ambev filed a Special Appeal for analysis of the case by the Upper Administrative House. In November 2019, the Special Appeal was partially admitted by the Upper Administrative House and Ambev filed an appeal related to the portion that was not admitted.

Ambev management estimates possible losses in relation to these assessments to be approximately 10 billion Brazilian real (2.5 billion US dollar) as of 31 December 2019. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the Special Appeal was partially admitted by the Administrative Upper House and Ambev filed an appeal related to the portion that was not admitted.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev is awaiting the results of the remaining decisions in order to file the applicable appeals.

Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.2 billion Brazilian real (0.6 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court which is currently pending analysis. Ambev management estimates the amount of possible losses in relation to this assessment to

1 Amounts have been converted to US dollar at the closing rate of the respective period.

be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian federal tax authorities relating to the offset of tax losses carry forward in the context of business combinations.

In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017, an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court. The other cases are being challenged at the administrative level and are still awaiting final decisions.

Ambev management estimates the total exposure of possible losses in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019.

Disallowance of financial expenses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. The 2015 case is still pending decision by the first-level administrative court.

Ambev management estimates the amount of possible losses in relation to these assessments to be approximately 4.8 billion Brazilian real (1.2 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases, which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments (from 2015 and 2016). Ambev management estimates the total amount of possible losses in relation to these four assessments to be approximately 3.6 billion Brazilian real (0.9 billion US dollar) as of 31 December 2019. Ambev is awaiting for formal notification of these decisions to file the applicable appeals. The other cases are still waiting final decisions. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783.

As of 31 December 2019, Ambev management estimates the exposure of approximately 10.1 billion Brazilian real (2.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The questions refer primarily to the accounting and effects of the corporate restructuring carried out by the company in 2013 and its impact on the increase in the deductibility of IOC expenses. Ambev filed an administrative defense and is awaiting a decision by the first-level administrative court.

The company distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment notice, the company estimates that the conclusion of the discussion is similar to the present case, and therefore maintained the effect of the deductibility of IOC expenses in the effective income tax rate.

As of 31 December 2019, Ambev management estimates the exposure of approximately 3.9 billion Brazilian real (1 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions. With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.2 billion Brazilian real (1.0 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to excise tax (“IPI”) allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.4 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev management estimates the possible losses related to these assessments to be approximately 2 billion Brazilian real (0.5 billion US dollar) as of 31 December 2019. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 7.7 billion Brazilian real (1.9 billion US dollar) as of 31 December 2019. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to PRODEPE. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 31 December 2019. Ambev has recorded a provision in the total amount of 5m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS / COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other casese that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 2.3 billion Brazilian real (0.6 billion US dollar) as of 31 December 2019. No related provision has been made.

GRUPO MODELO TAX MATTERS

Dirección de Fábricas (“DIFA”), a wholly owned subsidiary of Cervecería Modelo de Mexico S. de R.L. de C.V., received a tax assessment related to alleged taxable income for some intercompany transactions. DIFA presented defenses which are pending to be reviewed by the tax authorities. The company estimates the amount of possible loss in relation to this assessment to be approximately 0.3 billion US dollar. The company has not recorded any provision in connection therewith as of 31 December 2019.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

AB InBev’s subsidiary SAB Australia Pty Limired received a tax assessment for the 2012 to 2014 income tax years for 0.3 billion Australian dollar (0.2 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). The subsidiary is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. The company paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 31 December 2019.

The Australian tax authorities have also notified the company that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2019.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment. Also, in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2019.

In January 2019, AB InBev deposited 68m euro (76m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.25 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). These five cases are pending final judgment by STJ’s Special Court and the Federal Public Prosecutor has filed a motion favorable to Ambev’s position in all five cases. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, the company’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. The company has not recorded any provision.

33.	Non-controlling interests

As at 31 December 2019 and 2018, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.85% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2019 and 2018, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		Budweiser APAC
Million US dollar	2019	2018 restated	2019	2018[1]

Summarized balance sheet information
Current assets	6 853	6 537	2 108	2 680
Non-current assets	18 389	18 165	13 200	13 182
Current liabilities	6 205	6 506	4 493	4 468
Non-current liabilities	3 517	3 368	931	1 222
Equity attributable to equity holders	15 203	14 516	9 836	10 153
Non-controlling interests	317	311	48	19

Summarized income statement and comprehensive income information
Revenue	13 347	13 819	6 546	6 740
Net income	3 093	3 122	908	959

Attributable to:
Equity holders	2 989	3 025	898	958
Non-controlling interests	104	97	10	1

Net income	3 093	3 122	908	959
Other comprehensive income	(193)	629	(229)	(500)
Total comprehensive income	2 900	3 751	679	459

Attributable to:
Equity holders	2 801	3 620	665	458
Non-controlling interests	99	130	14	1

Summarized cash flow information
Cash flow from operating activities	4 664	5 089	1 338	1 684
Cash flow from investing activities	(1 228)	(1 011)	(693)	(472)
Cash flow from financing activities	(3 117)	(3 799)	(1 358)	(1 237)
Net increase/(decrease) in cash and cash equivalents	319	279	(713)	(25)

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.7 billion US dollar and 0.8 billion US dollar for 2019 and 2018, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador and Peru.

1 2018 reflects the combined financial information that presents the historical financial information of the business of the Asia Pacific region of AB InBev, excluding Australia, and includes the assets, liabilities, revenue, expenses and cash flows attributable to all entities in the region, which are primarily in China, South Korea, India, Vietnam and Japan.

34.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Committee members were entitled in 2019 to post-employment benefits. In particular, members of the Executive Committee participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

	2019		2018
Million US dollar	Directors	Executive Committee	Directors	Executive Committee

Short-term employee benefits	2	17	2	27
Termination benefits	-	1	-	-
Share-based payments	-	22	-	24
	2	40	2	52

Directors’ compensation consists mainly of directors’ fees.

During 2019, AB InBev entered into the following transactions:

●

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 2m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2019.

●

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 11m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2019. The outstanding balance of these transactions as of 31 December 2019 amounts to 1m US dollar.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2019	2018

Non-current assets	10	11
Current assets	3	5
Non-current liabilities	11	9
Current liabilities	10	12
Result from operations	3	4
Profit attributable to equity holders of AB InBev	3	3

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2019	2018

Gross profit	76	74
Current assets	41	152
Current liabilities	119	130

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US (2018: 12m US dollar).

35.	Events after the balance sheet date

None.

36.	AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019

ARGENTINA
CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.85

AUSTRALIA
FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
CUB PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00

BELGIUM
AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00
INBEV BELGIUM BV/SRL - Industrielaan 21 - 1070 – Brussel	100.00

BOTSWANA
KGALAGADI BREWERIES (PTY) LTD - Plot 20768, Broadhurst industrial estate - Gaborone[1]	31.00

BOLIVIA
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	52.97

BRAZIL
AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.85

CANADA
LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.85

CHILE
CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.85

CHINA
ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	87.22
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	87.22
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	87.22
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	87.22
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	87.22

1 The group’s shares entitle the holder to twice the voting rights

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019

ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	87.22
NANCHANG ASIA BREWERY CO. LTD. - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	87.22
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	87.22
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	87.22
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	87.22
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	87.22
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	52.33
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	87.22

COLOMBIA
ZX VENTURES COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00
BAVARIA & CIA S.C.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	94.90
KOPPS COMERCIAL S.A.S - Carrera 53 A, No 127 - 35 - 110221 – Bogota	100.00

CZECH REPUBLIC
PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00

DOMINICAN REPUBLIC
CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo[1]	52.42

ECUADOR
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58

EL SALVADOR
INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00

FRANCE
AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00

GERMANY
BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 – Issum	100.00
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 – Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 – Bremen	100.00
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00

GHANA
ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00

GRAND DUCHY OF LUXEMBOURG
BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 – Diekirch	95.82

HONDURAS

1 85% owned by Ambev S.A

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019

CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.00

HONG KONG
BUDWEISER BREWING CO APACT LTD - Flat Room 1823 18F Soundwill Plaza II-Middle Town Hong Kong (SAR)	87.22

INDIA
CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00
ANHEUSER BUSCH INBEV INDIA LIMITED. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	99.60

ITALY
ANHEUSER-BUSCH INBEV ITALIA SPA - Piazza Buffoni 3, 21013 Gallarate	100.00

MEXICO
CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Javier Barros Sierra 555 Piso 3 - Zedec Ed Plaza Santa Fe - 01210 Mexico City	100.00

MOZAMBIQUE
CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo[1]	49.00

THE NETHERLANDS
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
AB INBEV AFRICA B.V - Ceresstraat 1, 4811 CA – Breda	62.00
AB INBEV BOTSWANA B.V. - Ceresstraat 1, 4811 CA – Breda	62.00

NIGERIA
BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. - 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere – Lagos	50.00
INTERNATIONAL BREWERIES PLC - Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50

PANAMA
CERVECERÍA NACIONAL HOLDING SA - Costa del Este Business Park, torre Oeste Piso 2 - Ciudad de Panama	60.00

PARAGUAY
CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 – Ypané	61.85

PERU
COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65

SOUTH AFRICA
SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 – Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	91.55

SOUTH KOREA
ORIENTAL BREWERY CO., LTD - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	87.22

SWITZERLAND
ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 – 6343 - Rotkreuz	100.00

1 The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

Name and registered office of fully consolidated companies	% of economic interest as at 31 December 2019

TANZANIA
KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - Dar es Salaam[1]	36.00

UGANDA
NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.64

UNITED KINGDOM
ABI SAB GROUP HOLDING LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
ABI UK HOLDINGS 1 LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV UK LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV HOLDINGS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED - Bureau, 90 Fetter Lane, London, United Kingdom, EC4A 1EN	100.00
ZX VENTURES LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00

UNITED STATES
ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00

URUGUAY
CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.85

VIETNAM
ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	87.22

ZAMBIA
ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

Name and registered office of associates and joint ventures	% of economic interest as at 31 december 2019

FRANCE
SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 49 Rue François 1er, Paris	20.00

GIBRALTAR
BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00

TURKEY
ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00

ZIMBABWE
DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00

RUSSIA
AB INBEV EFES - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00

Information to our shareholders

Earnings, dividends, share and share price

	2019	2018 restated	2017 restated	2016	2015

Cash flow from operating activities (US dollar per share)	6.75	7.18	7.56	5.89	8.62
Normalized earnings per share (US dollar per share)	4.08	3.16	3.75	2.83	5.20
Dividend (euro per share)	1.80	1.80	3.60	3.60	3.60

Share price high (euro per share)	92.71	96.70	110.10	119.60	124.20
Share price low (euro per share)	57.47	56.84	92.88	92.13	87.73
Year-end share price (euro per share)	72.71	57.70	93.13	100.55	114.40

Weighted average number of ordinary and restricted shares (million shares)	1 984	1 975	1 971	1 717	1 638
Diluted weighted average number of ordinary and restricted shares (million shares)	2 026	2 014	2 010	1 755	1 668
Volume of shares traded (million shares)	452	496	349	445	449

Information on the auditors’ assignments and related fees

AB InBev’s Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Koen Hens, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees1 for 2019 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 2 432k US dollar (2018 fees for services provided by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL: 2 848k US dollar), which was composed of audit services for the annual financial statements of 2 389k US dollar (2018: 2 086k US dollar), tax services of 0k US dollar (2018: 521k US dollar) and audit related services of 43k US dollar (2018: 241k US dollar).

Fees for 2019 in relation to services provided by other offices in the PwC network (and by Deloitte Touche Tohmatsu network in 2018) amounted to 37 605k US dollar (2018: 7 174k US dollar), which was composed of audit services for the annual financial statements of 13 997k US dollar (2018: 6 599k US dollar), tax services of 4 851k US dollar (2018: 520k US dollar), audit and tax services rendered for the IPO of Budweiser APAC of 18 066k US dollar (13 300k US dollar for audit and 4 766k US dollar for tax services) and other audit related services amounting to 691k (2018: 55k US dollar), all of which have been pre-approved by the company’s Audit Committee.

Financial calendar

Publication of 2019 results	27 February 2020
Annual report 2019 available on www.ab-inbev.com	27 February 2020
General shareholders meeting	29 April 2020
Dividend: ex-coupon date	5 May 2020
Publication of first quarter results	7 May 2020
Publication of half year results	30 July 2020
Publication of third quarter results	29 October 2020

Investor relations contact

Media	Investors

Pablo Jimenez	Lauren Abbott
Tel: +1 212 573 9289	Tel: +1 212 573 9287
E-mail: pablo.jimenez@gmodelo.com.mx	E-mail: lauren.abbott@ab-inbev.com

Ingvild Van Lysebetten	Marya Glukhova
Tel: + 32 16 27 66 08	Tel: +32 16 27 68 88
E-mail: ingvild.vanlysebetten@ab-inbev.com	E-mail: mariya.glukhova@ab-inbev.com

Fallon Buckelew	Jency John
Tel: +1 310 592 6319	Tel: +1 646 746 9673
E-mail: fallon.buckelew@ab-inbev.com	E-mail: jency.john@ab-inbev.com

1 Fees Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL acted as the company’s independent auditor in 2018. Accordingly, the 2018 fees do not include audit and other fees of companies which were audited by PricewaterhouseCoopers LLP.

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV per 31 December 2019. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2019.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2019 are consistent, in all material respects, with the accounts from which they have been derived.

Abbreviated non-consolidated balance sheet

Million euro	2019	2018

ASSETS
Non-current assets
Intangible assets	586	597
Property, plant and equipment	58	39
Financial assets	117 894	115 156
	118 538	115 791

Current assets	26 216	38 067

Total assets	144 754	153 858

EQUITY AND LIABILITIES
Equity
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	4 386	3 595
Reserves available for distribution	33 009	33 009
Profit carried forward	18 671	12 607
	70 615	63 760

Provisions and deferred taxes	42	46

Non-current liabilities	53 257	63 758

Current liabilities	20 840	26 293

Total equity and liabilities	144 754	153 858

Abbreviated non-consolidated income statement

Million euro	2019	2018

Operating income	1 318	1 369
Operating expenses	(1 254)	(995)
Operating result	54	373

Financial result	10 329	2 482

Result for the year available for appropriation	10 392	2 856

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Weighted average number of ordinary and restricted shares, adjusted by the effect of dilutive share options and restricted stock units.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EMEA

Europe and Africa.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

FVOCI

Fair value through other comprehensive income.

FVPLI

Fair value through profit or loss.

FTE’s

Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and profit from discontinued operations. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT

Profit adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SG&A AND SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Sales, marketing, distribution and administrative expenses

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

UNDERLYING EPS

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses on certain derivatives related to the hedging of share-based payment programs and hyperinflation impacts, attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.